2004 CONSOLIDATED FINANCIAL STATEMENTS

Page	Audited Financial Statements:
84	Management’s Responsibility for Financial Information
84	Shareholders’ Auditors’ Report
85	Consolidated Balance Sheet
86	Consolidated Statement of Income
87	Consolidated Statement of Changes in Shareholders’ Equity
88	Consolidated Statement of Cash Flows
89	Notes to the Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

Management’s Responsibility for Financial Information

The management of The Bank of Nova Scotia (the Bank) is responsible for the integrity and fair presentation of the financial information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements also comply with the accounting requirements of the Bank Act.

     The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgement of management. Financial information presented elsewhere in this Annual Report is consistent with that shown in the consolidated financial statements.

     Management has always recognized the importance of the Bank maintaining and reinforcing the highest possible standards of conduct in all of its actions, including the preparation and dissemination of statements fairly presenting the financial condition of the Bank. In this regard, management has developed and maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition, and liabilities are recognized. The system is augmented by written policies and procedures, the careful selection and training of qualified staff, the establishment of organizational structures providing an appropriate and well-defined division of responsibilities, and the communication of policies and guidelines of business conduct throughout the Bank.

     The system of internal controls is further supported by a professional staff of internal auditors who conduct periodic audits of all aspects of the Bank’s operations. As well, the Bank’s Chief Auditor has full and free access to, and meets periodically with, the Audit and Conduct Review Committee of the Board of Directors. In addition, the Bank’s compliance function maintains policies, procedures and programs directed at ensuring compliance with regulatory requirements, including conflict of interest rules.

     The Superintendent of Financial Institutions Canada examines and enquires into the business and affairs of the Bank, to the extent deemed necessary, to satisfy himself that the provisions of the Bank Act, having reference to the safety of the interests of depositors, creditors and shareholders of the Bank, are being duly observed and that the Bank is in a sound financial condition.

     The Audit and Conduct Review Committee, composed entirely of outside directors, reviews the consolidated financial statements with both management and the independent auditors before such statements are approved by the Board of Directors and submitted to the shareholders of the Bank.

     The Audit and Conduct Review Committee reviews and reports their findings to the Board of Directors on all related party transactions that may have a material impact on the Bank.

     KPMG LLP and PricewaterhouseCoopers LLP, the independent auditors appointed by the shareholders of the Bank, have audited the consolidated financial statements of the Bank in accordance with Canadian generally accepted auditing standards and have expressed their opinion upon completion of such audit in the following report to the shareholders. In order to provide their opinion on these consolidated financial statements, the Shareholders’ Auditors review the system of internal controls and conduct their work to the extent that they consider appropriate. The Shareholders’ Auditors have full and free access to, and meet periodically with, the Audit and Conduct Review Committee to discuss their audit and findings as to the integrity of the Bank’s accounting, financial reporting and related matters.

Rick Waugh President and Chief Executive Officer	Sarabjit S. Marwah Senior Executive Vice-President and Chief Financial Officer

Toronto, November 30, 2004

Shareholders’ Auditors’ Report

To the Shareholders of The Bank of Nova Scotia

We have audited the Consolidated Balance Sheets of The Bank of Nova Scotia as at October 31, 2004 and 2003, and the Consolidated Statements of Income, Changes in Shareholders’ Equity and Cash Flows for each of the years in the three-year period ended October 31, 2004. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2004 in accordance with Canadian generally accepted accounting principles.

KPMG LLP Chartered Accountants	PricewaterhouseCoopers LLP Chartered Accountants	Toronto, November 30, 2004

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheet

As at October 31 ($ millions)	2004	2003
Assets
Cash resources
Cash and non-interest-bearing deposits with banks	$1,921	$1,373
Interest-bearing deposits with banks	12,932	17,111
Precious metals	2,302	2,097

	17,155	20,581

Securities (Note 3)
Investment	15,717	20,293
Trading	43,056	42,899

	58,773	63,192

Loans (Note 4)
Residential mortgages	69,018	61,646
Personal and credit cards	30,182	26,277
Business and governments	57,384	64,313
Securities purchased under resale agreements	17,880	22,648

	174,464	174,884
Allowance for credit losses (Note 5 b))	2,696	3,217

	171,768	171,667

Other
Customers’ liability under acceptances	7,086	6,811
Trading derivatives’ market valuation (Note 22 d))	14,198	15,308
Land, buildings and equipment (Note 6)	1,872	1,944
Goodwill (Note 7)	261	270
Other intangible assets (Note 7)	240	284
Other assets (Note 8)	7,859	5,835

	31,516	30,452

	$279,212	$285,892

Liabilities and shareholders’ equity
Deposits (Note 9)
Personal	$79,020	$76,431
Business and governments	94,125	93,541
Banks	22,051	22,700

	195,196	192,672

Other
Acceptances	7,086	6,811
Obligations related to securities sold under repurchase agreements	19,428	28,686
Obligations related to securities sold short	7,585	9,219
Trading derivatives’ market valuation (Note 22 d))	14,054	14,758
Other liabilities (Note 10)	15,733	14,145
Non-controlling interest in subsidiaries (Note 11)	2,280	2,326

	66,166	75,945

Subordinated debentures (Note 12)	2,615	2,661

Shareholders’ equity
Capital stock (Note 13)
Preferred shares	550	800
Common shares and contributed surplus	3,229	3,141
Retained earnings	13,239	11,747
Cumulative foreign currency translation	(1,783)	(1,074)

	15,235	14,614

	$279,212	$285,892

Arthur R.A. Scace Chairman of the Board	Rick Waugh President and Chief Executive Officer

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

For the year ended October 31 ($ millions)	2004	2003	2002
Interest income
Loans	$9,074	$9,945	$10,708
Securities	2,662	2,859	3,087
Deposits with banks	441	442	573

	12,177	13,246	14,368

Interest expense
Deposits	4,790	5,222	5,519
Subordinated debentures	112	139	203
Other	1,410	1,735	1,971

	6,312	7,096	7,693

Net interest income	5,865	6,150	6,675
Provision for credit losses (Note 5 b) and Note 23)	390	893	2,029

Net interest income after provision for credit losses	5,475	5,257	4,646

Other income
Card revenues	231	204	280
Deposit and payment services	646	593	556
Mutual funds	171	161	174
Investment management, brokerage and trust services	504	455	473
Credit fees	583	684	671
Trading revenues	476	501	439
Investment banking	648	673	592
Net gain on investment securities (Note 3)	477	159	179
Securitization revenues	111	140	162
Other	473	445	416

	4,320	4,015	3,942

Net interest and other income	9,795	9,272	8,588

Non-interest expenses
Salaries and employee benefits	3,452	3,361	3,344
Premises and technology	1,139	1,156	1,183
Communications	248	251	281
Advertising and business development	210	199	208
Professional	163	141	136
Business and capital taxes	142	144	168
Other	508	448	417
Loss on disposal of subsidiary operations (Note 23)	—	31	237

	5,862	5,731	5,974

Income before the undernoted	3,933	3,541	2,614
Provision for income taxes (Note 15)	793	784	601
Non-controlling interest in net income of subsidiaries	209	280	216

Net income	$2,931	$2,477	$1,797

Preferred dividends paid and other	39	71	105

Net income available to common shareholders	$2,892	$2,406	$1,692

Average number of common shares outstanding (millions)(1) (Note 17):
Basic	1,010	1,010	1,009
Diluted	1,026	1,026	1,026

Earnings per common share (in dollars)(1) (Note 17):
Basic	$2.87	$2.38	$1.68
Diluted	$2.82	$2.34	$1.65
Dividends per common share (in dollars)(1)	$1.10	$0.84	$0.73

(1)	Amounts have been retroactively adjusted to reflect the stock dividend paid April 28, 2004, of one common share for each issued and outstanding common share. The stock dividend had the same effect as a two-for-one stock split.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Shareholders’ Equity

	For the year ended October 31 ($ millions)	2004	2003	2002
	Preferred shares (Note 13)
	Bank:
	Balance at beginning of year	$550	$1,025	$1,525
	Redeemed	(250)	(475)	(500)

	Balance at end of year	300	550	1,025
	Scotia Mortgage Investment Corporation	250	250	250

	Total	550	800	1,275

	Common shares and contributed surplus
	Common shares (Note 13):
	Balance at beginning of year	3,140	3,002	2,920
	Issued	117	163	101
	Purchased for cancellation	(29)	(25)	(19)

	Balance at end of year	3,228	3,140	3,002
	Contributed surplus: Fair value of stock options (Note 14)	1	1	—

	Total	3,229	3,141	3,002

	Retained earnings
	Balance at beginning of year	11,747	10,398	9,674
	Cumulative effect of adoption of new accounting standard	—	—	(76	)(1)

		11,747	10,398	9,598
	Net income	2,931	2,477	1,797
Dividends:	Preferred	(29)	(52)	(105)
	Common	(1,110)	(849)	(732)
	Purchase of shares and premium on redemption	(300)	(220)	(154)
	Other	—	(7)	(6)

	Balance at end of year	13,239	11,747	10,398

	Cumulative foreign currency translation
	Balance at beginning of year	(1,074)	102	239
	Net unrealized foreign exchange translation gains/(losses)(2)	(709)	(1,176)	(137	)(3)

	Balance at end of year	(1,783)	(1,074)	102

	Total shareholders’ equity at end of year	$15,235	$14,614	$14,777

(1)	Refer to Note 7.

(2)	Comprises unrealized foreign exchange translation gains/(losses) on net investments in self-sustaining foreign operations of $(1,085) (2003 — $(2,185); 2002 — $(128)), gains/(losses) from related foreign exchange hedging activities of $376 (2003 — $1,009; 2002 — $(31)), reversal of prior years’ foreign exchange losses which were recognized in the Consolidated Statement of Income of nil (2003 — nil; 2002 — $12) and other of nil (2003 — nil; 2002 — $10).

(3)	Includes unrealized foreign exchange gains of $107 arising in fiscal 2002 from the translation of the net investment position in Scotiabank Quilmes, which were recorded in cumulative foreign currency translation. On disposal of Scotiabank Quilmes’ operations (refer to Note 23), the lifetime foreign exchange gains of $95 were transferred to the Consolidated Statement of Income.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

Sources and (uses) of cash flows
For the year ended October 31 ($ millions)	2004	2003	2002
Cash flows from operating activities
Net income	$2,931	$2,477	$1,797
Adjustments to net income to determine cash flows:
Depreciation and amortization	216	237	271
Provision for credit losses	390	893	2,029
Future income taxes	(87)	(108)	104
Net gain on investment securities	(477)	(159)	(179)
Loss on disposal of subsidiary operations (Note 23)	—	—	237
Net accrued interest receivable and payable	(103)	406	(147)
Trading securities	(1,514)	(10,218)	(7,402)
Trading derivatives’ market valuation, net	350	(375)	105
Other, net	(728)	(263)	136

	978	(7,110)	(3,049)

Cash flows from financing activities
Deposits	8,106	10,941	14,846
Obligations related to securities sold under repurchase agreements	(8,011)	722	2,671
Obligations related to securities sold short	(1,528)	653	2,314
Subordinated debenture redemptions/repayments	—	(1,059)	(1,421)
Capital stock issued	114	163	101
Capital stock redeemed/purchased for cancellation	(579)	(720)	(673)
Cash dividends paid	(1,139)	(901)	(837)
Other, net	(230)	(415)	1,199

	(3,267)	9,384	18,200

Cash flows from investing activities
Interest-bearing deposits with banks	3,483	(2,061)	(117)
Loans, excluding securitizations	(7,998)	(903)	(20,244)
Loan securitizations	3,514	2,443	2,241
Investment securities:
Purchases	(24,471)	(26,566)	(29,434)
Maturities	14,742	10,685	10,665
Sales	14,384	15,168	21,302
Land, buildings and equipment, net of disposals	(228)	(135)	(38)
Other, net(1)	(59)	(449)	198

	3,367	(1,818)	(15,427)

Effect of exchange rate changes on cash and cash equivalents	(54)	(148)	(96)

Net change in cash and cash equivalents(2)	1,024	308	(372)
Cash and cash equivalents at beginning of year	897	589	961

Cash and cash equivalents at end of year	$1,921	$897	$589

Represented by:
Cash and non-interest-bearing deposits with banks	$1,921	$1,373	$1,664
Cheques and other items in transit, net liability(2)	—	(476)	(1,075)

Cash and cash equivalents at end of year	$1,921	$897	$589

Cash disbursements made for:
Interest	$6,417	$6,971	$8,332
Income taxes	$758	$421	$817

(1)	Includes: investments in subsidiaries of $59 (2003 — $487; 2002 — $61), less cash and cash equivalents at the date of acquisition of nil (2003 — $38; 2002 — $15); elimination of the net liability for cash and cash equivalents on disposal of subsidiary operations of nil (2003 — nil; 2002 — $106); and net proceeds from dispositions of business units of nil (2003 — nil; 2002 — $138).

(2)	In the fourth quarter of 2004, the Bank prospectively changed the balance sheet presentation of certain types of cheques and other items in transit. These items are recorded gross in different asset and liability categories, whereas previously these items were recorded net in cheques and other items in transit in other liabilities in the Consolidated Balance Sheet. This change in balance sheet presentation also resulted in certain types of cheques and other items in transit no longer being classified as part of cash and cash equivalents and had the effect of increasing the 2004 net change in cash and cash equivalents by $519. These changes resulted from a new Canadian Institute of Chartered Accountants’ standard for financial reporting, which eliminated industry practice as a source of generally accepted accounting principles.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Page	Note
90	1.	Significant accounting policies
94	2.	Future accounting changes
95	3.	Securities
96	4.	Loans
98	5.	Impaired loans and allowance for credit losses
98	6.	Land, buildings and equipment
99	7.	Goodwill and other intangible assets
99	8.	Other assets
100	9.	Deposits
100	10.	Other liabilities
100	11.	Non-controlling interest in subsidiaries
101	12.	Subordinated debentures
102	13.	Capital stock
103	14.	Stock-based compensation
105	15.	Corporate income taxes
106	16.	Employee future benefits
108	17.	Earnings per common share
108	18.	Related party transactions
108	19.	Segmented results of operations
111	20.	Guarantees, commitments and contingent liabilities
113	21.	Financial instruments
116	22.	Derivative instruments
119	23.	Argentine charges
120	24.	Acquisitions
120	25.	Sale of business
121	26.	Reconciliation of Canadian and United States generally accepted accounting principles

CONSOLIDATED FINANCIAL STATEMENTS

1. Significant accounting policies

The consolidated financial statements of The Bank of Nova Scotia have been prepared in accordance with Section 308 of the Bank Act which states that, except as otherwise specified by the Superintendent of Financial Institutions Canada (the Superintendent), the financial statements are to be prepared in accordance with Canadian generally accepted accounting principles (GAAP). The significant accounting policies used in the preparation of these consolidated financial statements, including the accounting requirements of the Superintendent, are summarized on the following pages. These accounting policies conform, in all material respects, to Canadian GAAP. In addition, Note 26 describes and reconciles the significant measurement differences between Canadian and U.S. GAAP affecting the accompanying consolidated financial statements.

     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, and income and expenses during the reporting period. Key areas of estimation where management has made difficult, complex or subjective judgements, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments, corporate income taxes, pensions and other employee future benefits, and other-than-temporary impairment of investment securities. Therefore, actual results could differ from these and other estimates.

     Certain comparative amounts have been reclassified to conform with current year presentation. Where new accounting policies have been adopted during the year, the effects of these changes have been discussed in the respective notes.

Basis of consolidation

The consolidated financial statements include the assets, liabilities, results of operations and cash flows of the Bank and all of its subsidiaries after the elimination of intercompany transactions and balances. Subsidiaries are defined as corporations controlled by the Bank, which are normally corporations in which the Bank owns more than 50% of the voting shares.

     Investments in associated corporations where the Bank has significant influence, which is normally evidenced by direct or indirect ownership of between 20% and 50% of the voting shares, are accounted for using the equity method and are included in investment securities in the Consolidated Balance Sheet. The Bank’s share of earnings of such corporations is included in interest income — securities in the Consolidated Statement of Income.

Translation of foreign currencies

Foreign currency monetary assets and liabilities of the Bank’s integrated foreign operations, and all foreign currency denominated assets and liabilities of its self-sustaining foreign operations are translated into Canadian dollars at rates prevailing at the end of the financial period. Foreign currency non-monetary assets and liabilities of the Bank’s integrated foreign operations are translated into Canadian dollars at historical rates.

     Unrealized gains and losses arising upon translation of net foreign currency investment positions in self-sustaining branches, subsidiaries and associated corporations, together with any gains or losses arising from hedges of those net investment positions, are credited or charged to cumulative foreign currency translation in the Consolidated Balance Sheet, except as noted below. Upon sale, reduction or substantial liquidation of an investment position, the previously recorded unrealized gains or losses thereon are transferred from cumulative foreign currency translation in the Consolidated Balance Sheet to the Consolidated Statement of Income.

     Translation gains and losses arising in the Bank’s integrated foreign operations, as well as those arising from self-sustaining foreign operations in highly inflationary environments, if any, are included in other income-trading revenues in the Consolidated Statement of Income.

     Revenues and expenses denominated in foreign currencies are translated using average exchange rates, except for depreciation and amortization of foreign currency denominated buildings, equipment and leasehold improvements of the Bank’s integrated foreign operations, which are translated using historical rates.

Precious metals

Precious metals are carried at market value and are included in cash resources in the Consolidated Balance Sheet. The liability arising from outstanding certificates is also carried at market value and included in other liabilities in the Consolidated Balance Sheet.

Securities

Securities are held in either the investment or trading portfolio. Investment securities comprise debt and equity securities held for liquidity and longer-term investment. Equity securities in which the Bank’s holdings of voting shares are less than 20% are carried at cost, except where significant influence is demonstrated. Debt securities held in the investment account are carried at amortized cost with premiums and discounts being amortized to interest income — securities over the period to maturity. When there has been a decline in value of debt or equity securities that is other than temporary, the carrying value of the securities is appropriately reduced. Such reductions, if any, together with gains and losses on disposals, which are determined on an average cost basis, are included in other income — net gain on investment securities in the Consolidated Statement of Income.

     Trading securities are intended to be held for a short period of time and are carried at market value. Gains and losses on disposal and adjustments to market value are included in other income — trading revenues in the Consolidated Statement of Income. Where securities are used to manage the volatility of stock-based compensation, gains and losses on disposal and adjustments to market value are included in salaries and employee benefits expense in the Consolidated Statement of Income.

Loans

Loans are stated net of any unearned income and of an allowance for credit losses. Interest income is accounted for on the accrual basis for all loans other than impaired loans. Accrued interest is included in other assets in the Consolidated Balance Sheet.

     A loan is classified as impaired when, in management’s opinion, there has been a deterioration in credit quality to the extent that there is no longer reasonable assurance of timely collection of the full amount of principal and interest. If a payment on a loan is contractually 90 days in arrears, the loan will be classified as impaired, if not already classified as such, unless the loan is fully secured, the collection of the debt is in process, and the collection efforts are reasonably expected to result in repayment of the loan or in restoring it to a current status within 180 days from the date a payment has become contractually in arrears. Finally, a loan that is contractually 180 days in arrears is classified as impaired in all situations, except when it is guaranteed or insured by the Canadian government, the provinces or a Canadian government agency; such loans are classified as impaired if the loan is contractually in arrears for 365 days. Any credit card loan that has a payment that is contractually 180 days in arrears is written off.

     When a loan is classified as impaired, recognition of interest ceases. Interest received on impaired loans is credited to the carrying value of the loan.

     Loans are generally returned to accrual status when the timely collection of both principal and interest is reasonably assured and all delinquent principal and interest payments are brought current.

CONSOLIDATED FINANCIAL STATEMENTS

     Foreclosed assets received after April 30, 2003 meeting specified criteria are considered to be held for sale and recorded in other assets in the Consolidated Balance Sheet at fair value less costs to sell. If the specified criteria are not met, the asset is considered to be held for use, measured initially at fair value and accounted for in the same manner as a similar asset acquired in the normal course of business. Prior to May 1, 2003, foreclosed assets were included in impaired loans and presumed to be held for sale.

     Loan fees are recognized in interest income over the appropriate lending or commitment period. Mortgage prepayment fees are recognized in interest income when received, unless they relate to a minor modification to the terms of the mortgage, in which case the fees are deferred and amortized over the remaining period of the original mortgage. Loan syndication fees are included in credit fees in other income when the syndication is completed.

Securities purchased under resale agreements and obligations related to securities sold under repurchase agreements

The purchase and sale of securities under resale and repurchase agreements are treated as collateralized lending and borrowing transactions and are recorded at cost. The related interest income and interest expense are recorded on an accrual basis.

Obligations related to securities sold short

The Bank’s obligation to deliver securities sold that were not owned at the time of sale is recorded at fair value. Realized and unrealized gains and losses are recorded in other income — trading revenues in the Consolidated Statement of Income. Interest expense accruing on debt securities sold short is recorded in interest expense in the Consolidated Statement of Income.

Allowance for credit losses

The Bank maintains an allowance for credit losses which, in management’s opinion, is adequate to absorb all incurred credit-related losses in its portfolio of the following on-and off-balance sheet items: deposits with banks, securities purchased under resale agreements, loans, acceptances and other indirect credit commitments, such as letters of credit and guarantees. The allowance for credit losses consists of specific allowances and a general allowance, each of which is reviewed on a regular basis. The allowance for credit losses against on-balance sheet items is included as a reduction of the related asset category, and allowances relating to off-balance sheet items are included in other liabilities in the Consolidated Balance Sheet. Full or partial write-offs of loans are generally recorded when management believes there is no realistic prospect of full recovery. Actual write-offs, net of recoveries, are deducted from the allowance for credit losses.

Specific allowances

Specific allowances, except those relating to credit card loans, certain personal loans and certain international residential mortgages, are determined on an item-by-item basis and reflect the associated estimated credit loss. In the case of loans, the specific allowance is the amount that is required to reduce the carrying value of an impaired loan to its estimated realizable amount. Generally, the estimated realizable amount is determined by discounting the expected future cash flows at the effective interest rate inherent in the loan at the date of impairment. When the amounts and timing of future cash flows cannot be measured with reasonable reliability, either the fair value of any security underlying the loan, net of expected costs of realization and any amounts legally required to be paid to the borrower, or the observable market price for the loan is used to measure the estimated realizable amount. The change in the present value attributable to the passage of time on the expected future cash flows is reported as a reduction of the provision for credit losses in the Consolidated Statement of Income. Specific allowances for credit card loans, certain personal loans and certain international residential mortgages are calculated using a formula method taking into account recent loss experience.

General allowance

The general allowance is established against the loan portfolio in respect of the Bank’s core business lines where prudent assessment by the Bank of past experience and existing economic and portfolio conditions indicate that it is probable that losses have occurred, but where such losses cannot be determined on an item-by-item basis.

     The general allowance for business and government loans is underpinned by a risk rating process in which internal risk ratings are assigned at the time of loan origination, monitored on an ongoing basis, and adjusted to reflect changes in underlying credit risk. With the internal risk ratings as the foundation, the allowance is initially calculated through the application of migration and default statistics by risk rating, loss severity in the event of default, and exposure at default patterns within each of the business line portfolios. Based upon recent observable data, senior management forms a judgement whether adjustments are necessary to the initially calculated (quantitative) allowance and the amount of any such adjustments. In making this judgement, management considers observable factors such as economic trends and business conditions, portfolio concentrations, and trends in volumes and severity of delinquencies.

     For personal loan, credit card and mortgage portfolios, expected losses are estimated through analysis of historical loss migration and write-off trends.

     The level of the general allowance is re-assessed quarterly and may fluctuate as a result of changes in portfolio volumes, concentrations and risk profile; analysis of evolving trends in probability of loss, severity of loss and exposure at default factors; and management’s current assessment of factors that may have affected the condition of the portfolio.

     While the total general allowance is established through a step-by-step process that considers risk arising from specific segments of the portfolio, the resulting total general allowance is available to absorb all incurred losses in the loan portfolio.

Change in accounting policy:

Prior to fiscal 2004, the Bank maintained a country risk allowance. Effective November 1, 2003, the country risk allowance related to investment securities ($363 million) is no longer disclosed as part of the allowance for credit losses [refer to Note 5b)], but continues to be deducted from investment securities. The balance of the country risk allowance ($23 million) was related to impaired loans, and was reclassified to the specific allowance. This change in presentation was made following the Canadian Institute of Chartered Accountants’ (CICA) elimination of industry practice as a source of GAAP.

Sales of loans

Transfers of loans to unrelated parties are treated as sales provided that control over the transferred loans has been surrendered and consideration other than beneficial interests in the transferred loans has been received in exchange. If these criteria are not satisfied, then the transfers are treated as financing transactions. If treated as sales, the loans are removed from the Consolidated Balance Sheet and a gain or loss is recognized in income immediately based on the carrying value of the loans transferred, allocated between the assets sold and the retained interests in proportion to their fair values at the date of transfer. The fair values of loans sold, retained interests and recourse liabilities are determined using either quoted market prices, pricing models which take into account management’s best estimates of key assumptions such as expected losses, prepayments and

CONSOLIDATED FINANCIAL STATEMENTS

discount rates commensurate with the risks involved, or sales of similar assets. Where the Bank continues to service the loans sold, a servicing liability or asset is recognized and amortized over the servicing period as servicing fees.

     Retained interests in securitizations that can be contractually prepaid or otherwise settled in such a way that the Bank would not recover substantially all of its recorded investment are classified in investment securities in the Consolidated Balance Sheet. Such retained interests are tested regularly for other-than-temporary impairment. When there has been an adverse change in the expected cash flows and the fair value of such retained interests is less than the carrying value, the retained interest’s carrying value is reduced to that fair value by a charge to securitization revenues in the Consolidated Statement of Income. Other retained interests are classified and accounted for as loans.

     For securitizations of loans, gains and losses on sale and servicing fee revenues are reported in other income — securitization revenues in the Consolidated Statement of Income. Where a servicing liability or asset is recognized, the amount is recorded in other liabilities or other assets in the Consolidated Balance Sheet.

     On November 1, 2002, the Bank established a new accounting policy for the sale of performing loans (other than by way of securitization), which is one of its credit risk management strategies. As such, gains and losses are reported in other income — other. Gains and losses on sales of impaired loans are reported in the provision for credit losses.

Acceptances

The Bank’s potential liability under acceptances is reported as a liability in the Consolidated Balance Sheet. The Bank has equal and offsetting claims against its customers in the event of a call on these commitments, which are reported as an asset. Fees earned are reported in other income — credit fees in the Consolidated Statement of Income.

Land, buildings and equipment

Land is carried at cost. Buildings, equipment and computer software, and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful life of the related asset as follows: buildings — 40 years, equipment and computer software — 3 to 10 years and leasehold improvements —term of lease plus one renewal option period.

     Net gains and losses on disposal are included in other income — other, in the Consolidated Statement of Income, in the year of disposal.

Change in accounting policy:

Effective November 1, 2003, qualifying costs incurred for computer software are capitalized and depreciated on a prospective basis. This change was made following the CICA’s elimination of industry practice as a source of GAAP. Prior to this date, these costs were expensed as incurred. The adoption of this accounting policy did not have a material impact on the Bank’s results of operations for fiscal 2004.

Goodwill and other intangible assets

Effective November 1, 2001, the Bank retroactively adopted a new CICA accounting standard for goodwill and other intangible assets without restatement of prior periods.

     Goodwill is the excess of the purchase price paid for the acquisition of a subsidiary over the fair value of the net assets acquired.

     Goodwill and other intangible assets with indefinite useful lives are not amortized, but are subject to impairment tests on at least an annual basis. Goodwill is allocated to reporting units and any potential goodwill impairment is identified by comparing the carrying value of a reporting unit with its fair value. If any potential impairment is indicated, then it is quantified by comparing the carrying value of goodwill to its fair value, calculated as the fair value of the reporting unit less the fair value of its assets and liabilities.

     Intangible assets, other than goodwill, which do not have indefinite useful lives are amortized on a straight-line basis over their useful lives not exceeding 20 years. These intangible assets are subject to an impairment test when events and circumstances indicate the carrying amounts may not be recoverable. The amortization of intangible assets is recorded in other non-interest expenses in the Consolidated Statement of Income.

Corporate income taxes

The Bank follows the asset and liability method of accounting for corporate income taxes. Under this method, future tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in future income taxes related to a change in tax rates are recognized in income in the period of the tax rate change.

     Future tax assets and liabilities are included in other assets and other liabilities in the Consolidated Balance Sheet.

Derivative instruments

Derivative instruments are financial contracts whose value is derived from interest rates, foreign exchange rates or other financial or commodity indices. Most derivative instruments can be characterized as interest rate contracts, foreign exchange and gold contracts, commodity contracts, equity contracts or credit contracts. Derivative instruments are either exchange-traded contracts or negotiated over-the-counter contracts. Exchange-traded derivatives include futures and option contracts. Negotiated over-the-counter derivatives include swaps, forwards and options.

     The Bank enters into these derivative instruments to accommodate the risk management needs of its customers, for proprietary trading and for asset/liability management purposes.

     Derivative instruments designated as “trading” include derivatives entered into with customers to accommodate their risk management needs and derivatives transacted to generate trading income from the Bank’s proprietary trading positions. Trading derivatives are carried at their fair values [refer to Note 22d)]. In determining the fair value of trading derivatives, a deferral is made to cover credit risk and ongoing direct costs over the life of the instruments. The gains and losses resulting from changes in fair values are included in other income — trading revenues in the Consolidated Statement of Income. Unrealized gains and unrealized losses on trading derivatives are reported separately in the Consolidated Balance Sheet as trading derivatives’ market valuation.

     Derivative instruments designated as “asset/liability management” (non-trading) are those used to manage the Bank’s interest rate, foreign currency and other exposures. These include instruments that meet specified criteria to be designated as hedges for accounting purposes. Commencing in 2004, the criteria to designate hedges for accounting purposes are more stringent and formalized (see Change in accounting policy below).

     Income and expenses on derivative instruments designated and qualifying as hedges are recognized in the Consolidated Statement of Income in the same period as the related hedged item. If a designated hedge is no longer effective, the associated derivative instrument is subsequently carried at fair value. Asset/liability management derivatives that do not qualify for hedge accounting are carried at fair value on

CONSOLIDATED FINANCIAL STATEMENTS

the Consolidated Balance Sheet, and subsequent changes in their fair value are recorded in the Consolidated Statement of Income as follows: interest rate-related contracts in net interest income; options used in managing investment securities in net gain on investment securities; and other derivative contracts in other income — other. Accrued income and expenses, and deferred gains and losses are included in other assets and other liabilities, as appropriate, in the Consolidated Balance Sheet.

     Where the Bank manages its exposures using written credit default swaps, these derivatives are carried at fair value with changes in their fair value included in other income — other, in the Consolidated Statement of Income. Where derivative instruments are used to manage the volatility of stock-based compensation, these derivatives are carried at fair value with changes in their fair value included in salaries and employee benefits expense, in the Consolidated Statement of Income.

Change in accounting policy:

Effective November 1, 2003, the Bank adopted a new accounting guideline for hedging relationships, issued by the CICA. This guideline establishes certain qualifying conditions for the use of hedge accounting, which are more stringent and formalized than prior standards. The Bank formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the Consolidated Balance Sheet or to specific firm commitments or forecasted transactions. The Bank also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

     The Bank reassessed its hedging relationships as at November 1, 2003, which on transition resulted in an associated unrealized net loss of $44 million from asset/liability management derivatives that did not qualify for hedge accounting under the new criteria. This amount was deferred in other assets in the Consolidated Balance Sheet, and is being recognized in earnings as the original hedged items affect net income. The adoption of this accounting guideline did not have a material impact on the Bank’s results of operations for fiscal 2004.

Employee future benefits

The Bank provides pension and other future benefit plans for qualified employees in Canada, the United States and other international operations. Pension benefits are generally based on an employee’s length of service and the final five years’ average salary. Other future benefits provided include post-retirement health care, dental care and life insurance, along with post-employment benefits and compensated absences.

     The cost of these employee future benefits is actuarially determined each year using the projected benefit method prorated on service. The calculation uses management’s best estimate of a number of assumptions — including the long-term rates of investment return on plan assets, future compensation, health care costs, mortality, as well as the retirement age of employees. The discount rate is based on market conditions as at the calculation date. The expected return on plan assets is generally based on a market-related value of plan assets, where gains or losses on equity investments are recognized over three years; fixed income investments are recognized at market value. The Bank’s main pension plan uses a measurement date of August 31, while the other principal employee future benefit plans use a July 31 date.

     Past service costs, from plan amendments that impact previously earned employee benefits, are amortized on a straight-line basis over the estimated average remaining period to full benefit eligibility for active employees. For the Bank’s principal plans, these periods range from 11 to 22 years. If the unrecognized net actuarial gain or loss is more than 10% of the greater of the plan assets or benefit obligation at the beginning of the year, the excess above this 10% threshold is generally amortized over the estimated average remaining service period of employees. For the Bank’s principal plans, these periods range from 11 years to 22 years. A pension valuation allowance is recognized if the prepaid benefit expense (the cumulative difference between pension income/expense and funding contributions) is more than the Bank’s expected future benefit.

     The cumulative difference between pension income/expense and funding contributions is included in other assets and other liabilities in the Consolidated Balance Sheet. The difference between other future benefits expense and payments to qualified plan members is included in other assets and other liabilities in the Consolidated Balance Sheet.

Stock-based compensation

The Bank has stock option plans and other stock-based compensation plans for certain eligible employees and non-officer directors that are described more fully in Note 14.

     In December 2001, the CICA issued a new accounting standard for stock-based compensation and other stock-based payments. The new standard required the use of a fair-value-based method to account for certain stock-based compensation arrangements, and encouraged, but did not require, fair value accounting for employee stock options. The Bank adopted this new standard effective November 1, 2002, on a prospective basis for all of its stock-based compensation plans, including employee stock options. The transition to this standard did not have an impact on the consolidated financial statements as at the date of adoption.

     Furthermore, in November 2003, the CICA amended the standard on stock-based compensation and stock-based payments to require employee stock options to be accounted for using a fair-value-based method. This change did not impact the Bank’s current accounting for stock-based compensation or other stock-based payments.

     For stock options granted prior to November 1, 2002, the Bank accounts for these options using the intrinsic method. Under this method, the Bank does not recognize any compensation expense, since the exercise price was set at an amount equal to the closing price on the day prior to the grant of the stock options. When these stock options are exercised, the proceeds received by the Bank are credited to common shares in the Consolidated Balance Sheet.

     Commencing November 1, 2002, new stock option grants to employees have Tandem Stock Appreciation Rights (Tandem SARs), which provide the employee the choice to either exercise the stock option for shares, or to exercise the Tandem SAR and thereby receive the intrinsic value of the stock option in cash. Tandem SARs were also retroactively attached to the fiscal 2002 employee stock option grants. Options with Tandem SARs are accounted for in the same manner as the Bank’s other stock-based compensation plans as described below. If an employee chooses to exercise the option, thereby cancelling the Tandem SAR, both the exercise price and the accrued liability are credited to common shares in the Consolidated Balance Sheet.

     Effective November 1, 2002, new stock option grants to non-officer directors (which do not have Tandem SAR features) are expensed using a fair-value-based method (Black-Scholes pricing model) and recorded in other non-interest expenses with a corresponding credit to contributed surplus in the Consolidated Balance Sheet.

     The Bank’s other stock-based compensation plans (including stock options with Tandem SAR features) are awards that may call

CONSOLIDATED FINANCIAL STATEMENTS

for settlement in cash and therefore, are accounted for as a liability. Changes in the Bank’s obligations under these stock-based compensation plans, which arise from fluctuations in the market price of the Bank’s common shares underlying these compensation plans, are recorded in salaries and employee benefits expense in the Consolidated Statement of Income with a corresponding accrual in other liabilities in the Consolidated Balance Sheet.

2. Future accounting changes

The following summarizes the known and finalized accounting policy changes that are relevant to the Bank’s Consolidated Financial Statements in 2005.

Consolidation of variable interest entities (VIEs)

In June 2003, the CICA issued a new accounting guideline which requires the consolidation of VIEs by the primary beneficiary. Revisions to this guideline were published by the CICA in August 2004 to harmonize with the U.S. VIE accounting standard.

     A VIE is an entity where (a) its equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated support from others and/or where certain essential characteristics of a controlling financial interest are not met, and (b) it does not meet specified exemption criteria. The primary beneficiary is the enterprise that will absorb or receive the majority of the VIE’s expected losses, expected residual returns, or both. This guideline is effective for the Bank commencing November 1, 2004.

     The following is a summary by VIE category of the presently estimated financial statement impact of this new guideline. Accounting standard setters continue to deliberate implementation issues associated with this guideline. As implementation issues are addressed and revisions to the accounting guidance are made, the estimated effects of this new guideline, as discussed below, may change.

Securitization vehicles

The Bank administers three multi-seller commercial paper conduit programs. The programs involve the purchase of assets by conduit vehicles from outside parties funded by the issuance of asset-backed commercial paper (totalling $7 billion as at October 31, 2004). The sellers continue to service the assets and absorb first losses for their portion of the program. The Bank has no rights to these assets, but manages for a fee the commercial paper selling program and, in some instances, is the counterparty to derivatives contracts with these conduits and provides them a large portion of the backstop liquidity and partial credit enhancement facilities. As a result, under the new accounting guideline, the Bank is considered the primary beneficiary for these programs and will consolidate them as of November 1, 2004. The Bank continues to assess restructuring alternatives that may require these programs to be deconsolidated in the future.

     The Bank has historically securitized portions of its personal loan and mortgage portfolios [as discussed in Note 4 b)]. The Bank will not consolidate the related securitization vehicles as they are exempt under the new guideline.

Scotiabank Trust Securities

The Bank has issued $2.0 billion in innovative Tier 1 capital using two trust structures: BNS Capital Trust and Scotiabank Capital Trust [refer to Note 11]. These structures are considered to be VIEs under the new accounting guideline. The Bank is the primary beneficiary for BNS Capital Trust, and will continue to consolidate this structure. However, the Bank is not the primary beneficiary for Scotiabank Capital Trust. As a result, the Bank will deconsolidate $1.5 billion of non-controlling interest in subsidiaries and record this amount on the Consolidated Balance Sheet as a deposit liability. This change is estimated to increase interest expense by $97 million for the year ending October 31, 2005, with the non-controlling interest in net income of subsidiaries decreasing by $97 million. The change will not impact net income available to common shareholders or earnings per share. As well, this change will not impact the Bank’s capital ratios as the Superintendent has confirmed that existing securities issued under these trust structures will remain as eligible Tier 1 capital. The Bank continues to hold a significant interest in Scotiabank Capital Trust resulting in a maximum loss exposure to this entity of $77 million as at October 31, 2004.

Personal and corporate trust, and mutual fund structures

Certain personal and corporate trust, and mutual fund structures are VIEs under the new accounting guideline as there is a disproportionate relationship between the control of the assets and the rights to the investment returns and losses. The Bank has no exposure to loss on these structures as it does not guarantee the performance of the underlying assets, nor does it have the right to these assets except for the collection of fees and expense recoveries. Accordingly, the Bank is not the primary beneficiary of those personal and corporate trust, and mutual fund structures that are VIEs. As a result, the Bank will continue not to consolidate such structures.

Other

The Bank is involved with other entities or structures such as investment vehicles, collateralized debt obligation vehicles, and synthetic leases, which total $6 billion. The Bank is the primary beneficiary of certain of these structures. As a result, the Bank will consolidate these structures on November 1, 2004, and total assets and liabilities will increase by less than $1 billion.

Liabilities and equity

In January 2004, the CICA issued a new pronouncement amending the accounting for certain financial instruments, which have the characteristics of both a liability and equity. This pronouncement requires those instruments that can be settled at the issuer’s option by issuing a variable number of the issuer’s own equity instruments to be presented as liabilities rather than as equity. This change in accounting would be applied retroactively, with restatement of comparative amounts, and is effective for the Bank commencing November 1, 2004.

     The Bank expects that the $250 million of preferred shares issued by Scotia Mortgage Investment Corporation and $500 million of Scotiabank Trust Securities issued by BNS Capital Trust will be reclassified from shareholders’ equity and non-controlling interest in subsidiaries, respectively, to liabilities. This change is estimated to increase interest expense by $53 million for the year ending October 31, 2005, and decrease the provision for income taxes, non-controlling interest in net income of subsidiaries, and preferred dividends paid by an estimated $7 million, $37 million, and $9 million, respectively. However, these changes will not impact net income available to common shareholders or earnings per share. As well, the Bank’s capital ratios will not be impacted as the Superintendent has confirmed that these existing securities will remain eligible as Tier 1 capital.

     The effect of applying this retroactively will result in the following restatements for 2004: increase in interest expense of $67 million (2003 — $100 million), decrease in provision for income taxes, non-controlling interest in net income of subsidiaries, and preferred dividends paid of $7 million, $37 million, and $23 million (2003 — $7 million, $37 million and $56 million), respectively.

CONSOLIDATED FINANCIAL STATEMENTS

3. Securities

	Remaining term to maturity					2004	2003
					No
	Within	Three to	One to	Over	specific	Carrying	Carrying
As at October 31 ($ millions)	3 months	12 months	5 years	5 years	maturity	value	value
Investment securities:
Canadian federal government debt	$1,382	$209	$54	$13	$—	$1,658	$2,662
Canadian provincial and municipal debt	202	114	68	—	—	384	474
U.S. treasury and other U.S. agencies	33	9	1,081	263	—	1,386	2,415
Other foreign governments	611	563	1,766	1,423	—	4,363	5,321
Bonds of designated emerging markets	—	17	86	605	—	708	716
Other debt	334	695	2,205	1,119	—	4,353	5,413
Preferred shares	—	—	—	—	760 (1)	760	875
Common shares	—	—	—	—	1,964	1,964	2,265
Associated corporations	—	—	—	5	136 (2)	141	152

Total	2,562	1,607	5,260	3,428	2,860	15,717	20,293

Trading securities(3):
Canadian federal government debt	386	421	3,349	1,296	—	5,452	8,264
Canadian provincial and municipal debt	278	228	632	1,785	—	2,923	3,661
U.S. treasury and other U.S. agencies	—	—	386	325	—	711	2,057
Other foreign governments	1,061	1,399	2,742	24	—	5,226	4,988
Common shares	—	—	—	—	21,447	21,447	17,252
Other	1,730	1,267	2,598	1,180	522	7,297	6,677

Total	3,455	3,315	9,707	4,610	21,969	43,056	42,899

Total securities	$6,017	$4,922	$14,967	$8,038	$24,829	$58,773	$63,192

Total by currency (in Canadian equivalent):
Canadian dollar	$3,126	$1,724	$4,863	$3,870	$20,617	$34,200	$36,661
U.S. dollar	725	931	5,769	3,254	3,849	14,528	15,632
Other currencies	2,166	2,267	4,335	914	363	10,045	10,899

Total securities	$6,017	$4,922	$14,967	$8,038	$24,829	$58,773	$63,192

(1)	Although these securities have no stated term, most provide the Bank with various means to retract or dispose of these shares on earlier dates.

(2)	Equity securities of associated corporations have no stated term, and as a result, have been classified in the “No specific maturity” column.

(3)	Trading securities are carried at market value.

An analysis of unrealized gains and losses on investment securities is as follows:

	2004				2003
		Gross	Gross	Estimated		Gross	Gross	Estimated
	Carrying	unrealized	unrealized	market	Carrying	unrealized	unrealized	market
As at October 31 ($ millions)	value	gains	losses	value	value	gains	losses	value
Canadian federal government debt	$1,658	$—	$—	$1,658	$2,662	$29	$—	$2,691
Canadian provincial and municipal debt	384	1	—	385	474	4	—	478
U.S. treasury and other U.S. agencies	1,386	8	1	1,393	2,415	5	3	2,417
Other foreign governments	4,363	408	11	4,760	5,321	468	38	5,751
Bonds of designated emerging markets	708	360	2	1,066	716	314	—	1,030
Other debt	4,353	84	9	4,428	5,413	126	24	5,515
Preferred shares	760	31	11	780	875	34	22	887
Common shares	1,964	535	39	2,460	2,265	232	244	2,253
Associated corporations	141	—	—	141	152	—	—	152

Total investment securities	$15,717	$1,427	$73	$17,071	$20,293	$1,212	$331	$21,174

The net unrealized gain on investment securities of $1,354 million (2003 — $881 million) decreases to a net unrealized gain of $1,048 million (2003 — $703 million) after the net fair value of derivative instruments and other hedge amounts associated with these securities is taken into account.

CONSOLIDATED FINANCIAL STATEMENTS

An analysis of net gain on investment securities is as follows:

For the year ended October 31 ($ millions)	2004	2003	2002
Realized gains	$691	$492	$1,031
Realized losses and impairment writedowns	214	333	852

Net gain on investment securities	$477	$159	$179

4. Loans

a) Loans outstanding

The Bank’s loans net of unearned income and the allowance for credit losses in respect of loans are as follows(1):

As at October 31 ($ millions)	2004	2003
Canada:
Residential mortgages	$64,347	$57,410
Personal and credit cards	26,296	22,175
Business and governments	22,294	22,287
Securities purchased under resale agreements	11,450	9,693

	124,387	111,565

United States:
Business, governments and other	10,591	14,814
Securities purchased under resale agreements	3,174	9,715

	13,765	24,529

Other international:
Personal lending	8,513	8,292
Business and governments	24,543	27,258
Securities purchased under resale agreements	3,256	3,240

	36,312	38,790

	174,464	174,884
Less: allowance for credit losses	2,696	3,217

Total(2)	$171,768	$171,667

(1)	Geographic segmentation of assets is based upon the location of the ultimate risk of the underlying assets.

(2)	Loans denominated in U.S. dollars amount to $30,590 (2003 — $40,770) and loans denominated in other foreign currencies amount to $20,753 (2003 — $23,155).

b) Sales of loans through securitizations

The Bank securitizes residential mortgages through the creation of mortgage-backed securities. The net gain on sale of the mortgages resulting from these securitizations is recognized in securitization revenues in the Consolidated Statement of Income. The weighted average key assumptions used to measure fair value at the dates of securitization were a prepayment rate of 15.6% (2003 — 14.3%; 2002 — 13.3%), an excess spread of 1.2% (2003 — 1.4%; 2002 —1.4%), and a discount rate of 4.2% (2003 — 4.3%; 2002 — 4.9%).

No credit losses are expected as the mortgages are insured. The following table summarizes the Bank’s sales.

For the year ended October 31 ($ millions)	2004	2003	2002
Net cash proceeds	$3,514	$2,443	$2,241
Retained interest	106	89	80
Retained servicing liability	(23)	(16)	(15)

	3,597	2,516	2,306
Residential mortgages securitized	3,537	2,467	2,272

Net gain on sale	$60	$49	$34

CONSOLIDATED FINANCIAL STATEMENTS

The key assumptions used in measuring the fair value of the retained interests for mortgages securitized and the sensitivity of the current fair value of retained interests to a 10% and 20% adverse change to these assumptions are as follows:

As at October 31 ($ millions)	2004	2003
Carrying value of the retained interest ($)	209	150
Fair value of the retained interest ($)	222	150
Weighted average life (in years)	4	4

Prepayment rate (%)	14.5	13.8
Impact on fair value of a 10% adverse change ($)	(7)	(3)
Impact on fair value of a 20% adverse change ($)	(14)	(5)

Residual cash flow annual discount rate (%)	3.0-4.5	2.8-4.3
Impact on fair value of a 10% adverse change ($)	(2)	(1)
Impact on fair value of a 20% adverse change ($)	(4)	(2)

Excess spread (%)	1.3	1.4
Impact on fair value of a 10% adverse change ($)	(20)	(14)
Impact on fair value of a 20% adverse change ($)	(40)	(27)

The sensitivity measures above are hypothetical and should be used with caution. Other sensitivity estimates should not be extrapolated from those presented above since the relationship between the change in the assumption to the change in fair value is not linear. In addition, changes in a particular assumption and the effect on the fair value of the retained interests is calculated without changing any other assumption; however, the factors are not independent and the actual effects could be magnified or counteracted from the sensitivities presented.

Information on total securitized loan assets is summarized as follows:

	2004			2003			2002
	Outstanding	Impaired and	Net credit	Outstanding	Impaired and	Net credit	Outstanding	Impaired and	Net credit
	securitized	other past due	losses for	securitized	other past due	losses for	securitized	other past due	losses for
	loans as at	loans as at	the year ended	loans as at	loans as at	the year ended	loans as at	loans as at	the year ended
($ millions)	October 31	October 31	October 31	October 31	October 31	October 31	October 31	October 31	October 31
Mortgages	$7,523	$—	$—	$5,248	$—	$—	$3,829	$—	$—
Personal and credit cards	1,319	5	5	2,417	12	16	3,376	20	23

Total	$8,842	$5	$5	$7,665	$12	$16	$7,205	$20	$23

CONSOLIDATED FINANCIAL STATEMENTS

5. Impaired loans and allowance for credit losses

a) Impaired loans

			Specific	2004	2003
As at October 31 ($ millions)	Gross(1)		allowance(2)	Net	Net
By loan type:
Residential mortgages	$274		$(178)	$96	$232
Personal and credit cards	321		(282)	39	89
Business and governments	1,605		(861)	744	1,201

Total	$2,200	(3)(4)	$(1,321)	$879	$1,522

By geography:
Canada				$144	$241
United States				442	650
Other International				293	631

Total				$879	$1,522

(1)	Gross impaired loans denominated in U.S. dollars amount to $940 (2003 — $1,555) and those denominated in other foreign currencies amount to $779 (2003 — $1,080).

(2)	The specific allowance for impaired loans evaluated on an individual basis amounts to $865 (2003 — $1,290).

(3)	Impaired loans without an allowance for credit losses against individual loans totalled $110 (2003 — $154).

(4)	Average balance of gross impaired loans totalled $2,989 (2003 — $3,848).

b) Allowance for credit losses

	Specific	Country risk	General
As at October 31 ($ millions)	allowance	allowance(1)	allowance	2004	2003	2002
Balance at beginning of year	$1,719	$386	$1,475	$3,580	$3,848	$4,697
Presented with securities	—	(363)	—	(363)	—	—
Reclassified to specific allowance	23	(23)	—	—	—	—
Write-offs(2)	(982)	—	—	(982)	(948)	(2,403)
Recoveries	158	—	—	158	164	169
Provision for (reversal of) credit losses	490	—	(100)	390 (3)	893	2,029
Disposal of Scotiabank Quilmes operations (including foreign exchange thereon)	—	—	—	—	—	(504)
Other, including foreign currency adjustment	(79)	—	—	(79)	(377)	(140)

Balance at end of year(3)	$1,329	$—	$1,375	$2,704	$3,580 (1)	$3,848 (1)

(1)	Effective November 1, 2003, the country risk allowance related to investment securities ($363) is no longer disclosed as part of the allowance for credit losses, but continues to be deducted from investment securities. The balance of the country risk allowance ($23) was related to impaired loans, and was reclassified to the specific allowance. As at October 31, 2002, the country risk allowance was $481, which included $418 that was deducted from investment securities.

(2)	Write-offs of loans restructured during the year were $10 (2003 — $40; 2002 — nil).

(3)	As at October 31, 2004, $8 (October 31, 2003 — nil; October 31, 2002 — nil) has been recorded in other liabilities.

6. Land, buildings and equipment

			2004	2003
		Accumulated	Net	Net
		depreciation &	book	book
As at October 31 ($ millions)	Cost	amortization	value	value
Land	$236	$—	$236	$241
Buildings	1,382	377	1,005	1,056
Equipment and computer software	2,392	1,945	447	455
Leasehold improvements	664	480	184	192

Total	$4,674	$2,802	$1,872	$1,944

Depreciation and amortization in respect of the above buildings, equipment and computer software, and leasehold improvements for the year amounted to $189 million (2003 — $208 million; 2002 — $243 million).

CONSOLIDATED FINANCIAL STATEMENTS

7. Goodwill and other intangible assets

Effective November 1, 2001, the Bank retroactively adopted a new CICA accounting standard for goodwill and other intangible assets without restatement of prior periods [refer to Note 1].

     Upon completion of its transitional goodwill impairment test, the Bank determined that unamortized goodwill of $76 million relating to Scotiabank Quilmes as at November 1, 2001, was impaired under the new fair-value-based impairment methodology. This amount was charged to opening retained earnings with a corresponding reduction in goodwill on the Consolidated Balance Sheet.

     The Bank determined that of its intangible assets only goodwill has an indefinite life. Accordingly, the Bank continues to amortize the other intangible assets on a straight-line basis over their estimated useful lives, not exceeding 20 years.

Goodwill

The changes in the carrying amount of goodwill by main operating segment are as follows:

	Domestic	International	Scotia
As at October 31 ($ millions)	Banking	Banking	Capital	2004	2003		2002
Balance at beginning of year	$115	$142	$13	$270	$299		$400
Cumulative effect of adoption of new accounting standard	—	—	—	—	—		(76)

	115	142	13	270	299		324
Acquisitions	—	—	—	—	76		28
Impairment	—	—	—	—	—		—
Adjustment to goodwill	—	—	—	—	(95	)(1)	(37	)(1)
Effects of foreign exchange and other	—	(7)	(2)	(9)	(10)		(16)

Balance at end of year	$115	$135	$11	$261	$270		$299

Intangible assets

	Gross
	carrying	Accumulated	2004	2003	2002
As at October 31 ($ millions)	amount	amortization	Net	Net	Net
Intangible assets	$396 (1)	$156	$240	$284	$305

Intangible assets are comprised primarily of core deposit intangibles. The aggregate amortization expense for the year ended October 31, 2004, was $27 million (2003 — $29 million; 2002 — $28 million).

(1)	During 2004, the Bank recognized income tax benefits of $94 (2003 — $102; 2002 — $37), relating to pre-acquisition income tax loss carryforwards that had not been reflected in the purchase price equation at the date of acquisition. These income tax benefits have been applied first to decrease goodwill by nil (2003 — $95; 2002 —$37) and then to reduce intangible assets by $18 (2003 — $7; 2002 — nil).

8. Other assets

As at October 31 ($ millions)	2004	2003
Accrued interest	$1,608	$1,668
Accounts receivable	1,020	1,331
Future income tax assets (Note 15)	1,055	982
Other(1)	4,176	1,854

Total	$7,859	$5,835

     (1) As at October 31, 2004, foreclosed assets held for sale were $64 (2003 — $87).

CONSOLIDATED FINANCIAL STATEMENTS

9. Deposits

	Payable
	on demand		Payable	Payable on
As at October 31 ($ millions)	Interest-bearing	Non-interest-bearing	after notice	a fixed date	2004	2003
Personal	$1,494	$1,272	$29,293	$46,961	$79,020	$76,431
Business and governments	10,071	7,857	12,237	63,960	94,125	93,541
Banks	79	397	451	21,124	22,051	22,700

Total	11,644	9,526	41,981	132,045	195,196	192,672

Recorded in:
Canada					136,949	127,058
United States					9,592	12,199
Other International					48,655	53,415

Total(1)					$195,196	$192,672

(1)	Deposits denominated in U.S. dollars amount to $49,923 (2003 — $53,556) and deposits denominated in other foreign currencies amount to $29,193 (2003 — $33,059).

10. Other liabilities

As at October 31 ($ millions)	2004	2003
Accrued interest	$2,107	$2,241
Accounts payable and accrued expenses	3,280	2,581
Deferred income	341	496
Liabilities of subsidiaries, other than deposits	919	1,134
Gold and silver certificates	2,018	2,271
Future income tax liabilities (Note 15)	56	70
Other	7,012	5,352

Total	$15,733	$14,145

11. Non-controlling interest in subsidiaries

As at October 31 ($ millions)	2004	2003
Non-controlling interest in common equity of subsidiaries	$280	$326
Scotiabank Trust Securities — Series 2000-1 issued by BNS Capital Trust (Note 13 (6))	500	500
Scotiabank Trust Securities — Series 2002-1 issued by Scotiabank Capital Trust (Note 13 (7))	750	750
Scotiabank Trust Securities — Series 2003-1 issued by Scotiabank Capital Trust (Note 13 (8))	750	750

Total	$2,280	$2,326

CONSOLIDATED FINANCIAL STATEMENTS

12. Subordinated debentures

These debentures are direct, unsecured obligations of the Bank and are subordinate to the claims of the Bank’s depositors and other creditors. The Bank, where appropriate, enters into interest rate and cross-currency swaps to hedge the related risks. The outstanding debentures as at October 31 are:

As at October 31 ($ millions)
Maturity date	Interest rate (%)	Terms(1) (currency in millions)	2004	2003
September 2008	6.25	US $250	$305	$330
February 2011	7.4	Redeemable at any time. After February 8, 2006, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 1%	300	300
July 2012	6.25	Redeemable at any time. After July 16, 2007, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 1%	500	500
July 2013	5.65	Redeemable at any time. After July 22, 2008, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 1%	425	425
September 2013	8.3	Redeemable at any time	250	250
May 2014	5.75	Redeemable at any time. After May 12, 2009, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 1%	325	325
June 2025	8.9	Redeemable at any time	250	250
August 2085	Floating	US $214 bearing interest at a floating rate of the offered rate for six-month Eurodollar deposits plus 0.125%. Redeemable on any interest payment date	260	281

			$2,615	$2,661

The aggregate maturities of the debentures are as follows ($ millions):

Less than 3 years	$—
From 3 to 4 years	305
From 4 to 5 years	—
From 5 to 10 years	1,800
Over 10 years	510

$2,615

(1)	In accordance with the provisions of the Capital Adequacy Guideline of the Superintendent, all redemptions are subject to regulatory approval.

CONSOLIDATED FINANCIAL STATEMENTS

13. Capital stock

Authorized:

     An unlimited number of preferred and common shares without nominal or par value. Issued and fully paid:

	2004		2003		2002
As at October 31 ($ millions)	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Preferred shares:
Series 8(1)	—	$—	—	$—	9,000,000	$225
Series 9(2)	—	—	—	—	10,000,000	250
Series 11(3)	—	—	9,992,900	250	9,992,900	250
Series 12(4)	12,000,000	300	12,000,000	300	12,000,000	300

Total issued by the Bank	12,000,000	300	21,992,900	550	40,992,900	1,025
Issued by Scotia Mortgage Investment Corporation(5)	250,000	250	250,000	250	250,000	250

Total preferred shares(6)(7)(8)	12,250,000	$550	22,242,900	$800	41,242,900	$1,275

Common shares:(9)
Outstanding at beginning of year	1,010,705,772	$3,140	1,008,243,800	$3,002	1,007,590,938	$2,920
Issued under Shareholder Dividend and Share Purchase Plan(10)	178,021	6	143,400	4	169,154	4
Issued under Stock Option Plans (Note 14)	6,760,287	111	10,612,772	159	7,100,908	97
Purchased for cancellation(11)	(9,138,500)	(29)	(8,294,200)	(25)	(6,617,200)	(19)

Outstanding at end of year	1,008,505,580	$3,228	1,010,705,772	$3,140	1,008,243,800	$3,002

Total capital stock		$3,778		$3,940		$4,277

(1)	Series 8 Non-cumulative Preferred Shares were redeemed on January 29, 2003. These shares were entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.4375. These shares were redeemed at a price of $26.00 per share, which included a premium of $1.00 per share.

(2)	Series 9 Non-cumulative Preferred Shares were redeemed on April 28, 2003. These shares were entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.421875. These shares were redeemed at a price of $26.00 per share, which included a premium of $1.00 per share.

(3)	Series 11 Non-cumulative Preferred Shares were redeemed on January 28, 2004. These shares were entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.375. These shares were redeemed at a price of $26.00 per share, which included a premium of $1.00 per share.

(4)	Series 12 Non-cumulative Preferred Shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.328125. With regulatory approval, the shares may be redeemed by the Bank at par on or after October 29, 2013, in whole or in part, by the payment in cash of $25.00 per share, together with declared and unpaid dividends to the date then fixed for redemption.

(5)	Scotia Mortgage Investment Corporation, a wholly-owned subsidiary of the Bank, issued Class A Preferred Shares which are entitled to non-cumulative preferential cash dividends, if and when declared, payable semi-annually in an amount per share of $32.85. With regulatory approval, on or after October 31, 2007, Class A Preferred Shares may be redeemed in whole by the payment of cash by Scotia Mortgage Investment Corporation or, at the option of the Bank, exchanged for a variable number of common shares based upon an average of the Bank’s common share price near the redemption date. On or after October 31, 2007, the Class A Preferred Shares will be exchangeable at the option of the holder into a variable number of common shares based upon an average of the Bank’s common share price, subject to the right of the Bank prior to the exchange date to purchase for cash or find substitute purchasers for such shares. Under certain circumstances the Class A Preferred Shares of Scotia Mortgage Investment Corporation will be automatically exchanged, without the consent of the holder, into Series Z Non-cumulative Preferred Shares of the Bank which would bear the same dividend rate and similar redemption features.

(6)	On April 4, 2000, BNS Capital Trust, a wholly-owned closed-end trust, issued 500,000 Scotiabank Trust Securities — 2000-1 (“Scotia BaTS”). Each Scotia BaTS is entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount per Scotia BaTS of $36.55. With regulatory approval, these securities may be redeemed in whole by the payment of cash prior to June 30, 2005, upon the occurrence of certain tax or regulatory capital changes, or on or after June 30, 2005, at the option of BNS Capital Trust. On or after June 30, 2011, the Scotia BaTS may be exchanged, at the option of the holder into Non-cumulative Preferred Shares Series Y of the Bank, subject to the right of the Bank prior to the exchange date to purchase for cash or find substitute purchasers for such securities. These Non-cumulative Preferred Shares Series Y would pay a dividend rate equivalent to the cash distribution rate of the Scotia BaTS. Under certain circumstances, the Scotia BaTS would be automatically exchanged without the consent of the holder, into Non-cumulative Preferred Shares Series Y of the Bank [refer to Note 11].

(7)	On April 30, 2002, Scotiabank Capital Trust, a wholly-owned open-end trust, issued 750,000 Scotiabank Trust Securities —Series 2002-1. These securities are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $33.13 per security. The first such payment was

CONSOLIDATED FINANCIAL STATEMENTS

made on June 30, 2002, in an amount of $11.07. With regulatory approval, these securities may be redeemed in whole by the payment of cash prior to June 30, 2007, upon the occurrence of certain tax or regulatory capital changes, or on or after June 30, 2007, at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series W of the Bank. The Series W shares will be entitled to cash dividends payable semi-annually in an amount of $0.53125 per $25.00 share. Under certain circumstances, these trust securities would be automatically exchanged without the consent of the holder, into Non-cumulative Preferred Shares Series X of the Bank. The Series X shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.70 per $25.00 share [refer to Note 11].

(8)	On February 13, 2003, Scotiabank Capital Trust issued 750,000 Scotiabank Trust Securities — Series 2003-1. These securities are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $31.41 per security. The first such payment was made on June 30, 2003, in an amount of $23.58. With regulatory approval, these securities may be redeemed in whole by the payment of cash prior to June 30, 2008, upon the occurrence of certain tax or regulatory capital changes, or on or after June 30, 2008, at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series U of the Bank. The Series U shares will be entitled to cash dividends payable semi-annually in an amount of $0.50 per $25.00 share. Under certain circumstances, these trust securities would be automatically exchanged without the consent of the holder, into Non-cumulative Preferred Shares Series V of the Bank. The Series V shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.61250 per $25.00 share [refer to Note 11].

(9)	On April 28, 2004, the Bank paid a stock dividend of one common share for each of its issued and outstanding common shares to common shareholders of record at the close of business on April 6, 2004. The effect is the same as a two-for-one stock split of its common shares. Amounts presented in these consolidated financial statements relating to the number of common shares and options, as well as all per share amounts, have been retroactively adjusted.

(10)	As at October 31, 2004, 22,288,657 common shares have been reserved for future issue under the terms of the Shareholder Dividend and Share Purchase Plan.

(11)	In January 2004, the Bank initiated a new normal course issuer bid. Following the payment of the stock dividend, the number of shares authorized for purchase was adjusted to 50 million. This represents approximately 5 per cent of the Bank’s outstanding common shares. The bid will terminate on the earlier of January 5, 2005, or the date the Bank completes its purchases. During the year ended October 31, 2004, 9.1 million shares (2003 — 8.3 million shares; 2002 — 6.6 million shares) were purchased at an average price of $34.96 (2003— $27.31; 2002 —$24.95).

Restrictions on dividend payments

Under the Bank Act, the Bank is prohibited from declaring any dividends on its common or preferred shares when the Bank is, or would be placed by such a declaration, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends to which preferred shareholders are then entitled to have been paid or sufficient funds have been set aside to do so.

     In the event that applicable cash distributions on any of the Scotiabank Trust Securities are not paid on a regular distribution date, the Bank has undertaken not to declare dividends of any kind on its preferred or common shares. Similarly, should the Bank fail to declare regular dividends on any of its directly issued outstanding preferred or common shares, cash distributions will also not be made on any of the Scotiabank Trust Securities.

     Currently, these limitations do not restrict the payment of dividends on preferred or common shares.

14. Stock-based compensation

a) Stock option plans

Under the terms of the Employee Stock Option Plan, options to purchase common shares may be granted to selected employees at an exercise price not less than the closing price of the Bank’s common shares on the Toronto Stock Exchange (TSX) on the day prior to the date of the grant. Effective November 1, 2002, employee stock options granted also have Tandem Stock Appreciation Rights (Tandem SARs), which allow the employee to either exercise the stock option for shares, or to exercise the Tandem SAR and thereby receive the intrinsic value of the stock option in cash. In addition, in fiscal 2003, Tandem SARs were retroactively attached to the fiscal 2002 employee stock options. All other terms and conditions relating to these 2002 stock options remained unchanged. These 2002 stock options were out of the money at the date of attachment. As a result, there was no impact on the Bank’s stock-based compensation expense on the date of retroactive attachment of the Tandem SARs.

     Options vest evenly over a four-year period and are exercisable no later than 10 years after the date of the grant. Outstanding options expire on dates ranging from June 2, 2005 to December 5, 2013. As approved by the shareholders, a total of 114 million common shares have been reserved for issuance under this plan (including an additional amount of 16 million approved in 2004) of which 47.7 million common shares have been issued as a result of the exercise of options, 42.5 million common shares are committed under outstanding options, leaving 23.8 million common shares available for issuance as options.

     In 2001, a Directors’ Stock Option Plan was approved by the shareholders. A total of 800,000 common shares have been reserved for issuance to non-officer directors under this plan. As of November 1, 2002, director stock options are expensed using a fair-value-based method. As these options are fully exercisable at the time of grant, the fair value of $0.5 million for the 2003 options was fully expensed in the 2003 fiscal year in other non-interest expenses in the Consolidated Statement of Income. These options expire between March 2011 and December 2012. Currently, 257,150 (2003 — 282,000; 2002 —206,000) options are outstanding at a weighted average exercise price of $23.13 (2003 — $22.94; 2002 — $22.40). In 2004, 24,850 of these options (2003 — nil; 2002 — nil) were exercised at a weighted average exercise price of $20.95. In 2003, 76,000 stock options were granted (2002 — 80,000). Commencing in fiscal 2004, the Bank no longer grants stock options to these directors.

CONSOLIDATED FINANCIAL STATEMENTS

Details of the Bank’s Employee Stock Option Plan(1) are as follows:

	2004		2003		2002
	Number	Weighted	Number	Weighted	Number	Weighted
	of stock	average	of stock	average	of stock	average
	options	exercise	options	exercise	options	exercise
As at October 31	(000’s)	price	(000’s)	price	(000’s)	price
Outstanding at beginning of year	47,400	$18.80	54,226	$17.63	53,046	$15.90
Granted	2,592	31.45	4,240	24.43	8,940	24.69
Exercised	(6,735)	15.95	(10,613)	15.00	(7,101)	13.72
Forfeited/cancelled	(374)	22.64	(411)	19.93	(659)	16.29
Exercise of Tandem SARs	(358)	24.75	(42)	24.68	—	—

Outstanding at end of year(2)	42,525	$19.93	47,400	$18.80	54,226	$17.63

Exercisable at end of year	29,523	$17.67	29,424	$16.59	27,550	$15.12

Available for grant	23,821		9,680		13,468

As at October 31, 2004	Options Outstanding			Options Exercisable
	Number	Weighted	Weighted	Number	Weighted
	of stock	average remaining	average	of stock	average
Range of exercise prices	options (000’s)	contractual life (years)	exercise price	options (000’s)	exercise price
$7.22 to $8.26	1,565	1.4	$8.07	1,565	$8.07
$13.03 to $17.55	16,615	4.2	$15.30	16,615	$15.30
$21.03 to $24.40	13,792	6.8	$21.99	7,699	$21.41
$24.68 to $31.45	10,553	7.6	$26.30	3,644	$24.68

	42,525	5.8	$19.93	29,523	$17.67

(1)	Amounts have been retroactively adjusted to reflect the stock dividend paid April 28, 2004, of one common share for each issued and outstanding common share. The stock dividend had the same effect as a two-for-one stock split.

(2)	Included are 14,482,584 (2003 — 12,750,696) options with Tandem SAR features.

b) Employee share ownership plans

Qualifying employees can contribute up to the lesser of a specified percentage of salary and a maximum dollar amount towards the purchase of common shares of the Bank or deposits with the Bank. In general, the Bank matches 50% of qualifying contributions which is expensed in salaries and employee benefits. During 2004, the Bank’s contributions totalled $26 million (2003 — $24 million; 2002 — $23 million). Contributions, which are used by the plan trustee to purchase common shares in the open market, do not result in a subsequent expense to the Bank from share price appreciation.

c) Other stock-based compensation plans

All other stock-based compensation plans use notional units that are valued based on the Bank’s common share price on the TSX. These units, with the exception of Stock Appreciation Rights (SARs), accumulate dividend equivalents in the form of additional units based on the dividends paid on the Bank’s common shares. Fluctuations in the Bank’s share price change the value of the units, which affects the Bank’s stock-based compensation expense. Upon exercise, payments are made to the employees with a corresponding reduction in the accrued liability. In 2004, an aggregate expense of $174 million (2003 — $119 million; 2002 — $24 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income for changes in the amount of the Bank’s liability for these units. This expense was net of gains (losses) arising from securities and derivatives used to manage the volatility of stock-based compensation of $138 million (2003 — $113 million; 2002 — $(7 million)) and other items. Details of these plans are as follows:

Stock Appreciation Rights (SARs)

The SARs include Tandem SARs, as described above, as well as stand-alone SARs which are granted instead of stock options to selected employees in countries where local laws may restrict the Bank from issuing shares. SARs have vesting and exercise terms and conditions similar to the employee stock options. The cost of SARs is recognized on a graded vesting basis. When a SAR is exercised, the Bank pays the appreciation amount in cash equal to the rise in the market price of the Bank’s common shares since the grant date. During fiscal 2004, 2,830,312 SARs were granted (2003 —5,368,824; 2002 — 11,273,844) and as at October 31, 2004, 24,115,260 SARs were outstanding (2003 — 23,661,894; 2002 —20,706,610), of which 11,278,066 SARs were vested (2003 —8,564,344; 2002 — 5,198,424).

Deferred Stock Unit Plan (DSU)

Under the DSU Plan, senior officers may elect to receive all or a portion of their cash bonus under the Management Incentive Plan (which is expensed for the year awarded in salaries and employee benefits in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable, in cash, only when an officer ceases to be a Bank employee and must be redeemed by December 31 of the following year. As at October 31, 2004, there were 2,160,146 units outstanding (2003 — 1,798,382; 2002 —1,494,206).

Directors’ Deferred Stock Unit Plan (DDSU)

Under the DDSU Plan, non-employee directors of the Bank may elect to receive all or a portion of their fee for that fiscal year (which is expensed by the Bank in other expenses in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable, in cash, only following resignation or retirement and must be redeemed by December 31 of the following year. As at October 31, 2004, there were 114,774 units outstanding (2003 — 94,096; 2002 — 71,088).

Restricted Share Unit Plan (RSU)

Under the RSU Plan, selected employees receive a bonus in the form of an award of restricted share units which vest at the end of three years. The underlying bonus and the stock-based compensation expense is recognized evenly over the three-year vesting period, at which time the units are settled, in cash, to the employee. As at October 31, 2004, there were 5,281,075 units (2003 — 3,289,900; 2002 — 985,250) awarded and outstanding of which none were vested.

Scotia Capital Deferred Payment Plan

Under the Scotia Capital Deferred Payment Plan, a portion of the bonus received by certain employees (which is accrued and expensed in the year to which it relates) is allocated to employees in the form of units. These units are subsequently paid, in cash, to the qualifying employees over each of the following three years.

     Changes in the value of the units, which arise from fluctuations in the market price of the Bank’s common shares, are expensed in the same manner as the Bank’s other stock-based compensation plans in salaries and employee benefits expense in the Consolidated Statement of Income.

     Prior to fiscal 2003, the deferred payment was held in a trust, which purchased common shares of the Bank in the open market. As a result, there was no subsequent expense to the Bank from share price appreciation.

CONSOLIDATED FINANCIAL STATEMENTS

15. Corporate income taxes

Corporate income taxes recorded in the Bank’s consolidated financial statements for the years ended October 31 are as follows:

a) Components of income tax provision

For the year ended October 31 ($ millions)	2004	2003	2002
Provision for income taxes in the Consolidated Statement of Income:
Current	$880	$892	$497
Future	(87)	(108)	104

	793	784	601

Provision for future income taxes in the Consolidated Statement of Changes in Shareholders’ Equity	(1)	26	4

Total provision for income taxes	$792	$810	$605

Current income taxes:
Domestic:
Federal	$214	$307	$148
Provincial	185	209	70
Foreign	481	376	279

	880	892	497

Future income taxes:
Domestic:
Federal	(52)	(48)	13
Provincial	(7)	(52)	23
Foreign	(29)	18	72

	(88)	(82)	108

Total provision for income taxes	$792	$810	$605

b) Reconciliation to statutory rate

Income taxes in the Consolidated Statement of Income vary from the amounts that would be computed by applying the composite federal and provincial statutory income tax rate for the following reasons:

	2004		2003		2002
		Percent of		Percent of		Percent of
		pre-tax		pre-tax		pre-tax
For the year ended October 31 ($ millions)	Amount	income	Amount	income	Amount	income
Income taxes at statutory rate	$1,383	35.2%	$1,289	36.4%	$1,004	38.4%
Increase (decrease) in income taxes resulting from:
Lower average tax rate applicable to subsidiaries and foreign branches	(338)	(8.6)	(309)	(8.7)	(308)	(11.8)
Tax-exempt income from securities	(235)	(6.0)	(197)	(5.6)	(128)	(4.9)
Future income tax effect of substantively enacted tax rate changes	(22)	(0.6)	25	0.7	30	1.2
Other, net	5	0.1	(24)	(0.6)	3	0.1

Total income taxes and effective tax rate	$793	20.1%	$784	22.2%	$601	23.0%

c) Future income taxes

The tax-effected temporary differences which result in future income tax assets and (liabilities) are as follows:

As at October 31 ($ millions)	2004	2003
Allowance for credit losses	$604	$519
Deferred compensation	219	132
Deferred income	105	142
Loss carryforwards(1)	96	106
Loss on disposal of subsidiary operations	87	84
Premises and equipment	(73)	(67)
Securities	(81)	(49)
Pension fund	(165)	(125)
Other	207	170

Net future income taxes(2)	$999	$912

(1)	Includes a gross future tax asset of $180 as at October 31, 2004 (2003 — $295), relating to subsidiaries’ unused income tax losses arising in prior years, which expire mostly by 2006. This future tax asset has been reduced by a valuation allowance of $84 (2003 — $189), resulting in a net future tax asset of $96 (2003 — $106).

(2)	Net future income taxes of $999 (2003 — $912) are represented by future income tax assets of $1,055 (2003 — $982), net of future income tax liabilities of $56 (2003 — $70).

Earnings of certain international subsidiaries are subject to tax only upon their repatriation to Canada. As repatriation is not currently planned in the foreseeable future, the Bank has not recognized a future income tax liability. If all international subsidiaries’ unremitted earnings were repatriated, taxes that would be payable as at October 31, 2004, are estimated to be $308 million (October 31, 2003 — $412 million).

CONSOLIDATED FINANCIAL STATEMENTS

16. Employee future benefits

The Bank sponsors a number of employee future benefit plans, including pensions and other post-retirement benefits, post-employment benefits and compensated absences for most of its employees globally. The following tables present financial information related to the Bank’s principal plans. The principal plans include pension and other benefit plans in Canada, the U.S., Mexico, Jamaica and the U.K.(1)

	Pension plans			Other benefit plans
For the year ended October 31 ($ millions)	2004	2003	2002	2004	2003	2002
Change in benefit obligation
Benefit obligation at beginning of year	$3,524	$2,919	$2,728	$747	$572	$526
Inclusion of Scotiabank Inverlat(2)	—	239	—	—	91	—
Cost of benefits earned in the year	105	91	85	36	31	23
Interest cost on benefit obligation	239	226	195	51	48	37
Employee contributions	9	8	8	—	—	—
Benefits paid	(162)	(143)	(126)	(42)	(41)	(31)
Actuarial loss	136	243	5	40	91	27
Non-routine events(3)	(15)	52	23	(1)	—	(8)
Foreign exchange	(46)	(111)	1	(23)	(45)	(2)

Benefit obligation at end of year(4)	$3,790	$3,524	$2,919	$808	$747	$572

Change in fair value of assets
Fair value of assets at beginning of year	$3,706	$3,392	$3,548	$162	$76	$75
Inclusion of Scotiabank Inverlat(2)	—	235	—	—	102	—
Actual return on assets	540	325	(41)	12	13	1
Employer contributions	77	44	13	41	36	20
Employee contributions	9	8	8	—	—	—
Benefits paid	(162)	(143)	(126)	(42)	(41)	(20)
Non-routine events(3)	(12)	—	—	—	—	—
Foreign exchange	(61)	(155)	(10)	(11)	(24)	—

Fair value of assets at end of year(5)	$4,097	$3,706	$3,392	$162	$162	$76

Funded Status
Excess (deficit) of fair value of assets over benefit obligation at end of year	$307	$182	$473	$(646)	$(585)	$(496)
Unrecognized net actuarial loss	663	825	625	180	152	76
Unrecognized past service costs	63	73	28	(6)	(7)	(8)
Unrecognized transitional obligation (asset)	(460)	(510)	(589)	267	294	329
Valuation allowance	(171)	(155)	(133)	—	—	—
Employer contributions after measurement date	129	27	3	19	9	8

Net prepaid (accrued) benefit expense at end of year	$531	$442	$407	$(186)	$(137)	$(91)

Recorded in:
Other assets in the Bank’s Consolidated Balance Sheet	676	583	544	4	—	—
Other liabilities in the Bank’s Consolidated Balance Sheet	(145)	(141)	(137)	(190)	(137)	(91)

Net prepaid (accrued) benefit expense at end of year	$531	$442	$407	$(186)	$(137)	$(91)

Annual benefit expense
Cost of benefits earned in the year	$105	$91	$85	$36	$31	$23
Interest cost on benefit obligation	239	226	195	51	48	37
Actual return on assets	(540)	(325)	41	(12)	(13)	(1)
Actuarial loss on benefit obligation	136	243	5	40	91	27
Non-routine events(3)	(3)	52	23	(1)	—	(8)

Elements of employee future benefit costs (income) before adjustments to recognize the long-term nature of employee future benefit costs	(63)	287	349	114	157	78

Adjustments to recognize the long-term nature of employee future benefit costs:
Difference between expected return and actual return on plan assets	272	50	(316)	—	(1)	(4)
Difference between net actuarial loss recognized and actual actuarial loss on benefit obligation	(105)	(242)	(5)	(33)	(89)	(25)
Difference between amortization of non-routine events and actual non-routine events	9	(50)	(21)	—	(1)	7
Amortization to recognize transitional obligation (asset)	(43)	(44)	(45)	23	24	24

	133	(286)	(387)	(10)	(67)	2
Valuation allowance provided against prepaid benefit expense	16	22	24	—	—	—

Benefit expense (income) recognized	$86	$23	$(14)	$104	$90	$80

(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in these disclosures.

(2)	Scotiabank Inverlat was included as a principal plan for the first time in 2003. Prior years have not been restated since the information is not available.

(3)	Non-routine events include plan amendments, acquisitions, divestitures, transfers, etc.

(4)	Certain Canadian pension plans were amended after the measurement date resulting in a net increase of $16 million in the benefit obligation.

(5)	The fair value of assets invested in common shares of the Bank totalled $498 (2003 — $405; 2002 — $360).

CONSOLIDATED FINANCIAL STATEMENTS

Included in the benefit obligation and fair value of assets are the following amounts in respect of plans that are not fully funded:

	Pension plans			Other benefit plans
For the year ended October 31 ($ millions)	2004	2003	2002	2004	2003	2002
Benefit obligation(1)	$830	$821	$522	$808	$747	$572
Fair value of assets	497	451	235	162	162	76

Excess (deficit) of fair value of assets over benefit obligation	$(333)	$(370)	$(287)	$(646)	$(585)	$(496)

(1)	Includes the benefit obligation of $230 million at the end of 2004 (2003 — $228 million; 2002 — $164 million) related to supplemental unfunded pension arrangements.

Key weighted-average assumptions (%)(1)

The key weighted-average assumptions used by the Bank for the measurement of the benefit obligation and benefit expense are summarized as follows:

	Pension plans			Other benefit plans
For the year ended October 31	2004	2003	2002	2004	2003	2002
To determine benefit obligation at end of year
Discount rate	6.50%	6.75%	7.00%	6.90%	6.85%	7.00%
Rate of increase in future compensation	3.70%	3.95%	3.90%	4.00%	4.00%	3.90%
To determine benefit expense (income) for the year
Discount rate	6.50%	7.25%	6.75%	6.85%	7.40%	6.75%
Assumed long-term rate of return on assets	7.25%	7.25%	7.50%	7.60%	8.50%	7.50%
Rate of increase in future compensation	3.95%	4.05%	3.90%	4.00%	3.90%	3.90%
Health care cost trend rates at end of year
Initial rate	n/a	n/a	n/a	8.10%	7.40%	7.90%
Ultimate rate	n/a	n/a	n/a	4.90%	4.60%	4.30%
Year ultimate rate reached	n/a	n/a	n/a	2011	2009	2008

(1)	Includes international plans which generally have higher rates than Canadian plans. For Canadian pension plans, the discount rate used to determine the 2004 benefit expense is 6.50% (2003 — 7.00%; 2002 — 6.75%), the discount rate for the end of year benefit obligation is 6.25% (2003 — 6.50%; 2002 — 7.00%) for the main pension plan and 6.50% (2003 — 6.50%; 2002 — 7.00%) for the other Canadian pension plans, and the assumed long-term rate of return on assets is 7.00% (2003 — 7.00%, 2002 — 7.50%).

Sensitivity analysis

	Pension plans		Other benefit plans
For the year ended October 31, 2004 ($ millions)	Benefit obligation	Benefit expense	Benefit obligation	Benefit expense
Impact of 1% decrease in discount rate	$616	$60	$127	$14
Impact of 1% decrease in assumed long-term rate of return on assets	n/a	33	n/a	2
Impact of 0.25% increase in rate of increase in future compensation	35	6	1	—
Impact of 1% increase in health care cost trend rate	n/a	n/a	90	16
Impact of 1% decrease in health care cost trend rate	n/a	n/a	(73)	(13)

Assets

The Bank’s principal plans’ weighted-average asset allocations at the measurement date, by asset category, are as follows:

	Pension plans			Other benefit plans
Asset category	2004	2003	2002	2004	2003	2002
Equity investments	67%	65%	63%	13%	10%	23%
Fixed income investments	32%	35%	37%	87%	90%	77%
Other	1%	—	—	—	—	—

Total	100%	100%	100%	100%	100%	100%

Actuarial valuations

Actuarial valuations for the Bank’s principal pension plans are generally required every three years. The most recent actuarial valuation of the Bank’s main pension plan was conducted as of November 1, 2003, and the date of the next required valuation is November 1, 2006 (this plan accounts for 69% of principal pension plans’ benefit obligation and 70% of principal pension plans’ fair value of assets). The Bank may choose to perform a valuation at another date, which is earlier than November 1, 2006. Actuarial valuations for the Bank’s principal other benefit plans are generally carried out every two to three years, with the most recent valuation completed as of July 31, 2002 for the other post-retirement benefits and July 31, 2004 for post-employment benefits. The next actuarial valuations are currently scheduled in 2005 and 2006, respectively.

Cash payments and contributions

In fiscal year 2004, the Bank made cash payments of $179 million (2003 — $68 million; 2002 — $13 million) to fund the principal pension plans, including the payment of benefits to beneficiaries under the unfunded pension arrangements. The Bank also made cash payments of $51 million (2003 — $37 million; 2002 — $30 million) during the year to the principal other benefit plans, primarily in respect of benefit payments to beneficiaries under these plans.

CONSOLIDATED FINANCIAL STATEMENTS

17. Earnings per common share(1)

For the year ended October 31 ($ millions)	2004	2003	2002
Basic earnings per common share
Net income	$2,931	$2,477	$1,797
Preferred dividends paid and other	39	71	105

Net income available to common shareholders	$2,892	$2,406	$1,692

Average number of common shares outstanding (millions)	1,010	1,010	1,009
Basic earnings per common share(2)	$2.87	$2.38	$1.68

Diluted earnings per common share
Net income available to common shareholders	$2,892	$2,406	$1,692
Average number of common shares outstanding (millions)	1,010	1,010	1,009
Stock options potentially exercisable (millions)(3)	16	16	17

Average number of diluted common shares outstanding (millions)(4)	1,026	1,026	1,026

Diluted earnings per common share(2)	$2.82	$2.34	$1.65

(1)	Amounts have been retroactively adjusted to reflect the stock dividend paid April 28, 2004, of one common share for each issued and outstanding common share. The stock dividend had the same effect as a two-for-one stock split.

(2)	Earnings per share calculations are based on full dollar and share amounts.

(3)	Reflects the potential dilutive effect of stock options granted under the Bank’s Stock Option Plans as determined under the treasury stock method. Excludes options with Tandem SAR features as these options are expensed and booked as liabilities. All other stock options are included in the computation.

(4)	Convertible preferred shares have not been included in the calculation since the Bank has the right to redeem them for cash prior to conversion date.

18. Related party transactions

In the ordinary course of business, the Bank provides normal banking services to its associated and other related corporations on terms similar to those offered to non-related parties.

     In Canada, loans are currently granted to directors, officers and employees at market terms and conditions. In some of the Bank’s foreign subsidiaries and branches, in accordance with local practices and laws, loans may be made available to officers and employees of those foreign units at reduced rates or on preferred terms. Effective March 1, 2001, the Bank discontinued the practice of granting loans to officers and employees in Canada at reduced rates. Any of these loans granted prior to March 1, 2001 are grandfathered until maturity.

     Directors can use some or all of their director fees earned to buy common shares of the Bank at market rates. Commencing in 2004, the Bank no longer grants stock options to non-officer Directors (refer to Note 14 — Stock-based compensation).

19. Segmented results of operations

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Domestic Banking, International Banking, and Scotia Capital.

     Domestic Banking, including Wealth Management, provides a comprehensive array of retail and commercial banking services through branch and electronic delivery channels, to individuals and small to medium-sized businesses in Canada. The retail services include consumer and mortgage lending, credit and debit card services, savings, chequing and retirement products, personal trust services, retail brokerage, mutual funds and transaction services. In addition to credit, commercial clients are provided with deposit and cash management services.

     International Banking supplies retail and commercial banking services through branches, subsidiaries and foreign affiliates. The products, services and channels offered are generally the same as those in Domestic Banking.

     Scotia Capital is an integrated corporate and investment bank which services the credit, capital market and risk management needs of the Bank’s global relationships with large corporations, financial institutions and governments. The services provided include credit and related products, debt and equity underwriting, foreign exchange, derivative products, precious metals products and financial advisory services. Also, it conducts trading activities for its own account and manages the short-term funding of the Bank.

     The Other category represents smaller operating segments, including Group Treasury and other corporate items, which are not allocated to an operating segment.

     The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 1. The only notable accounting measurement difference is the grossing up of tax-exempt net interest income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income arising from taxable and tax-exempt sources.

     Because of the complexity of the Bank, various estimates and allocation methodologies are used in the preparation of the business segment financial information. The assets and liabilities are transfer-priced at wholesale market rates, and corporate expenses are allocated to each segment based on utilization. As well, capital is apportioned to the business segments on a risk-based methodology. Transactions between segments are recorded within segment results as if conducted with a third party and are eliminated on consolidation.

CONSOLIDATED FINANCIAL STATEMENTS

For the year ended October 31, 2004
($ millions)	Domestic	International	Scotia
Taxable equivalent basis	Banking	Banking	Capital	Other(1)	Total
Net interest income	$3,535	$1,895	$983	$(548)	$5,865
Provision for credit losses	317	70	106	(103)	390
Other income	1,671	741	1,227	681	4,320

Net interest and other income	4,889	2,566	2,104	236	9,795
Depreciation and amortization	137	57	21	1	216
Other non-interest expenses	3,080	1,549	939	78	5,646

Income before the undernoted:	1,672	960	1,144	157	3,933
Provision for income taxes	536	139	290	(172)	793
Non-controlling interest in net income of subsidiaries	—	75	—	134	209

Net income	$1,136	$746	$854	$195	$2,931

Total average assets ($ billions)	$112	$49	$109	$14	$284

For the year ended October 31, 2003
($ millions)	Domestic	International	Scotia
Taxable equivalent basis	Banking	Banking	Capital	Other(1)	Total
Net interest income	$3,474	$2,028	$1,249	$(601)	$6,150
Provision for credit losses	272	73	549	(1)	893
Other income	1,528	776	1,289	422	4,015

Net interest and other income	4,730	2,731	1,989	(178)	9,272
Depreciation and amortization	150	66	20	1	237
Other non-interest expenses	2,926	1,591	966	11	5,494

Income before the undernoted:	1,654	1,074	1,003	(190)	3,541
Provision for income taxes	560	245	282	(303)	784
Non-controlling interest in net income of subsidiaries	—	160	—	120	280

Net income	$1,094	$669	$721	$(7)	$2,477

Total average assets ($ billions)	$101	$52	$119	$17	$289

For the year ended October 31, 2002
($ millions)	Domestic	International	Scotia
Taxable equivalent basis	Banking	Banking	Capital	Other(1)	Total
Net interest income	$3,405	$2,225	$1,615	$(570)	$6,675
Provision for credit losses	282	523	1,247	(23)	2,029
Other income	1,599	678	1,255	410	3,942

Net interest and other income	4,722	2,380	1,623	(137)	8,588
Depreciation and amortization	159	80	27	5	271
Other non-interest expenses	2,794	2,016	995	(102)	5,703

Income before the undernoted:	1,769	284	601	(40)	2,614
Provision for income taxes	627	5	221	(252)	601
Non-controlling interest in net income of subsidiaries	—	154	—	62	216

Net income	$1,142	$125	$380	$150	$1,797

Total average assets ($ billions)	$93	$58	$124	$22	$297

(1)	Includes revenues from all other smaller operating segments of $451 in 2004 (2003 — $240; 2002 — $243), and net income of $271 in 2004 (2003 — $132; 2002 —$147). As well, includes corporate adjustments such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes of $274 (2003 — $278; 2002 — $268), changes in the general allowance, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

CONSOLIDATED FINANCIAL STATEMENTS

Geographical segmentation(1)

The following table summarizes the Bank’s financial results by geographic region. Revenues and expenses which have not been allocated back to specific operating business lines are reflected in corporate adjustments.

For the year ended October 31, 2004		United	Other
($ millions)	Canada	States	International	Total
Net interest income	$3,686	$354	$2,088	$6,128
Provision for credit losses	303	54	136	493
Other income	2,495	513	1,058	4,066
Non-interest expenses	3,794	262	1,776	5,832
Provision for income taxes	405	200	203	808
Non-controlling interest in net income of subsidiaries	—	—	75	75

Income	$1,679	$351	$956	$2,986

Corporate adjustments				(55)

Net income				$2,931

Total average assets ($ billions)	$188	$21	$73	$282

Corporate adjustments				2

Total average assets, including corporate adjustments				$284

For the year ended October 31, 2003		United	Other
($ millions)	Canada	States	International	Total
Net interest income	$3,657	$586	$2,249	$6,492
Provision for credit losses	396	270	228	894
Other income	2,377	448	967	3,792
Non-interest expenses	3,623	311	1,825	5,759
Provision for income taxes	444	175	249	868
Non-controlling interest in net income of subsidiaries	—	—	160	160

Income	$1,571	$278	$754	$2,603

Corporate adjustments				(126)

Net income				$2,477

Total average assets ($ billions)	$176	$34	$75	$285

Corporate adjustments				4

Total average assets, including corporate adjustments				$289

For the year ended October 31, 2002		United	Other
($ millions)	Canada	States	International	Total
Net interest income	$3,798	$748	$2,545	$7,091
Provision for credit losses	319	1,131	602	2,052
Other income	2,338	475	846	3,659
Non-interest expenses	3,527	324	2,263	6,114
Provision for income taxes	668	(89)	55	634
Non-controlling interest in net income of subsidiaries	—	—	154	154

Income	$1,622	$(143)	$317	$1,796

Corporate adjustments				1

Net income				$1,797

Total average assets ($ billions)	$165	$44	$83	$292

Corporate adjustments				5

Total average assets, including corporate adjustments				$297

(1)	Revenues are attributed to countries based on where services are performed or assets are recorded.

CONSOLIDATED FINANCIAL STATEMENTS

20. Guarantees, commitments and contingent liabilities

a) Guarantees

A guarantee is a contract that contingently requires the guarantor to make payments to a third party based on (i) changes in an underlying interest rate, foreign exchange rate or other variable, including the occurrence or non-occurrence of an event, that is related to an asset, liability or equity security held by the guaranteed party, (ii) an indemnification provided to the third party with the characteristics listed above, (iii) another entity’s failure to perform under an obligating agreement, or (iv) another entity’s failure to perform related to its indebtedness. The various guarantees and indemnifications that the Bank provides to its customers and other third parties are presented below.

	2004		2003
	Maximum potential		Maximum potential
	amount of future	Carrying	amount of future	Carrying
As at October 31 ($ millions)	payments(1)	value	payments(1)	value
Standby letters of credit and letters of guarantee	$14,417	$—	$14,176	$—
Derivative instruments	4,500	42	1,376	56
Liquidity facilities	14,577	—	14,543	—
Securitizations	1,319	—	2,417	—
Indemnifications	495	9	434	10
Other guarantees	1	—	3	—

(1)	The maximum potential amount of future payments represents those guarantees that can be quantified and excludes other guarantees that cannot be quantified. As many of these guarantees will not be drawn upon and the maximum potential amount of future payments listed above does not consider the possibility of recovery under recourse or collateral provisions, the above amounts are not indicative of future cash requirements, credit risk, or the Bank’s expected losses from these arrangements.

Standby letters of credit and letters of guarantee

Standby letters of credit and letters of guarantee are issued at the request of a Bank customer in order to secure the customer’s payment or performance obligations to a third party. These guarantees represent an irrevocable obligation of the Bank to pay the third-party beneficiary upon presentation of the guarantee and satisfaction of the documentary requirements stipulated therein, without investigation as to the validity of the beneficiary’s claim against the customer. Generally, the term of these guarantees does not exceed four years. The types and amounts of collateral security held by the Bank for these guarantees is generally the same as for loans.

Derivative instruments

The Bank enters into written credit derivative contracts under which a counterparty is compensated for losses on a specified referenced asset, typically a loan or bond, if a default or other defined triggering event occurs. The Bank also enters into written option contracts under which a counterparty is granted the right, but not the obligation, to sell a specified quantity of a financial instrument at a pre-determined price on or before a set date. These written option contracts are normally referenced to interest rates, foreign exchange rates or equity prices. Typically, a corporate or government entity is the counterparty to the written credit derivative and option contracts that meet the characteristics of guarantees described above. The maximum potential amount of future payments disclosed in the table above relates to written credit derivatives, puts and floors. However, these amounts exclude certain derivatives contracts, such as written caps, as the nature of these contracts prevents quantification of the maximum potential amount of future payments.

Liquidity facilities

The Bank provides backstop liquidity facilities to asset-backed commercial paper conduits, administered by the Bank and by third parties. These facilities provide an alternative source of financing, in the event market disruption prevents the conduit from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met. Generally, these facilities have a term of up to one year. No amounts have been recorded in the Consolidated Balance Sheet with respect to these facilities.

Credit enhancements

The Bank provides partial credit enhancements, in the form of financial standby letters of credit, to commercial paper conduits, administered by the Bank and by third parties. As at October 31, 2004, these credit enhancements amounted to $846 million (2003 — $846 million) and are included within standby letters of credit and letters of guarantee in the above table. The credit enhancements are provided to ensure a high investment grade credit rating is achieved for notes issued by the conduits. Generally, these facilities have a term of up to one year. No amounts have been recorded in the Consolidated Balance Sheet with respect to these facilities.

Securitizations

The Bank’s revolving securitization agreements may require payments to be made to the trusts under certain limited circumstances. These guarantees will be outstanding for the remaining term to maturity of the trusts’ securitization notes, which is on average 19 months. These payments are contingent on failure to maintain a minimum pool size due to the occurrence of certain limited predefined events.

Indemnifications

In the ordinary course of business, the Bank enters into many contracts which contain indemnification provisions, such as purchase contracts, service agreements, trademark licensing agreements, escrow arrangements, sales of assets or businesses, outsourcing agreements, leasing arrangements, clearing system arrangements, securities lending agency agreements and structured transactions. In such contracts, the Bank may indemnify counterparties to the contracts for certain aspects of the Bank’s past conduct if other parties fail to perform, or if certain events occur, such as changes in laws and regulations (including tax legislation), changes in financial condition of third parties, infringements and breaches of representations and warranties, undisclosed liabilities, and loss caused by the actions of third parties, or as a result of litigation claims by third parties. These indemnification provisions will vary based upon the contract. In certain types of arrangements, the Bank may in turn obtain indemnifications from other parties to the arrangement or may have access to collateral under recourse provisions. In many cases, there are no pre-determined amounts or limits included in these indemnification provisions and the occurrence of contingent events that will trigger payment under them is difficult to predict. Therefore, the Bank cannot estimate in all cases the maximum potential future amount that may be payable, nor the amount of collateral or assets available under recourse provisions that would mitigate any such payments. Historically, the Bank has not made any significant payments under these indemnities. As at October 31, 2004, $9 million (2003 — $10 million) was included in other liabilities in the Consolidated Balance Sheet with respect to indemnifications.

CONSOLIDATED FINANCIAL STATEMENTS

b) Other indirect commitments

In the normal course of business, various other indirect commitments are outstanding which are not reflected on the Consolidated Balance Sheet. These may include:

—	Commercial letters of credit which require the Bank to honour drafts presented by a third party when specific activities are completed;

—	Commitments to extend credit which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities, subject to specific conditions;

—	Securities lending transactions under which the Bank, acting as principal or agent, agrees to lend securities to a borrower. The borrower must fully collateralize the security loan at all times. The market value of the collateral is monitored relative to the amounts due under the agreements, and where necessary, additional collateral is obtained;

—	Security purchase commitments which require the Bank to fund future investments.

These financial instruments are subject to normal credit standards, financial controls and monitoring procedures.

The table below provides a detailed breakdown of the Bank’s other indirect commitments expressed in terms of the contractual amounts of the related commitment or contract which are not reflected on the Consolidated Balance Sheet.

As at October 31 ($ millions)	2004	2003
Commercial letters of credit	$849	$700
Commitments to extend credit:
Original term to maturity of one year or less	67,038	76,194
Original term to maturity of more than one year	37,129	34,335
Securities lending	2,639	4,454
Security purchase and other commitments	1,380	2,552

Total	$109,035	$118,235

c) Lease commitments and other executory contracts

Minimum future rental commitments at October 31, 2004, for buildings and equipment under long-term, non-cancellable leases are shown below.

For the year ($ millions)
2005	$162
2006	124
2007	97
2008	77
2009	58
2010 and thereafter	172

Total	$690

Building rent expense, net of rental income from subleases, included in the Consolidated Statement of Income was $170 million (2003 —$180 million; 2002 — $192 million).

     In addition, the Bank and its subsidiaries have entered into certain long-term executory contracts relating to outsourced services.

d) Assets pledged and repurchase agreements

In the ordinary course of business, securities and other assets are pledged against liabilities. As well, securities are sold under repurchase agreements. Details of these assets are shown below.

As at October 31 ($ millions)	2004	2003
Assets pledged to:
Bank of Canada(1)	$60	$76
Foreign governments and central banks(1)	2,394	2,645
Clearing systems, payment systems and depositories(1)	927	861
Assets pledged in relation to exchange-traded derivative transactions	131	135
Assets pledged as collateral related to securities borrowed, and securities lent	7,878	9,909
Assets pledged in relation to over-the-counter derivative transactions	2,515	2,160

Total assets pledged	13,905	15,786

Securities sold under repurchase agreements	19,428	28,686

Total	$33,333	$44,472

(1)	Includes assets pledged in order to participate in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions.

e) Litigation

In the ordinary course of business, the Bank and its subsidiaries are routinely defendants in or parties to a number of pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants.

     In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be; however, based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation will have a material adverse effect on the consolidated financial position, or results of operations of the Bank.

CONSOLIDATED FINANCIAL STATEMENTS

21. Financial instruments

a) Fair value

Fair value amounts represent estimates of the consideration that would currently be agreed upon between knowledgeable, willing parties who are under no compulsion to act and is best evidenced by a quoted market price, if one exists. Many of the Bank’s financial instruments lack an available trading market. Therefore, these instruments have been valued using present value or other valuation techniques and may not necessarily be indicative of the amounts realizable in an immediate settlement of the instruments. In addition, the calculation of estimated fair value is based on market conditions at a specific point in time and may not be reflective of future fair values.

     Changes in interest rates are the main cause of changes in the fair value of the Bank’s financial instruments. The majority of the Bank’s financial instruments are carried at historical cost and are not adjusted to reflect increases or decreases in fair value due to market fluctuations, including those due to interest rate changes. For those financial instruments held for trading purposes, the carrying value is adjusted regularly to reflect the fair value.

The following table sets out the fair values of on-balance sheet financial instruments and derivative instruments of the Bank using the valuation methods and assumptions described below. The fair values disclosed do not reflect the value of assets and liabilities that are not considered financial instruments, such as land, buildings and equipment.

	2004				2003
	Total	Total		Favourable/	Total	Total		Favourable/
	fair	book		(Unfavour-	fair	book		(Unfavour-
As at October 31 ($ millions)	value	value		able)	value	value		able)
Assets:
Cash resources	$17,155	$17,155		$—	$20,581	$20,581		$—
Securities	60,127	58,773		1,354 (1)	64,073	63,192		881 (1)
Loans	172,648	171,768		880	172,789	171,667		1,122
Customers’ liability under acceptances	7,086	7,086		—	6,811	6,811		—
Other	4,738	4,738		—	3,613	3,613		—
Liabilities:
Deposits	195,946	195,196		(750)	193,856	192,672		(1,184)
Acceptances	7,086	7,086		—	6,811	6,811		—
Obligations related to securities sold under repurchase agreements	19,428	19,428		—	28,686	28,686		—
Obligations related to securities sold short	7,585	7,585		—	9,219	9,219		—
Other	13,957	13,957		—	12,820	12,820		—
Subordinated debentures	2,840	2,615		(225)	2,880	2,661		(219)
Derivatives (Note 22)	(602)	(514	)(2)	(88)	(520)	(388	)(2)	(132)

(1)	This excludes net deferred hedge losses on securities of $221 (2003 — $16).

(2)	This represents a net liability.

The book value of financial assets and financial liabilities held for purposes other than trading may exceed their fair value due primarily to changes in interest rates. In such instances, the Bank does not reduce the book value of these financial assets and financial liabilities to their fair value as it is the Bank’s intention to hold them to maturity.

Determination of fair value

The following methods and assumptions were used to estimate the fair values of on-balance sheet financial instruments.

     The fair values of cash resources, securities purchased under resale agreements, customers’ liability under acceptances, other assets, obligations related to securities sold under repurchase agreements, acceptances and other liabilities are assumed to approximate their carrying values, due to their short-term nature.

     The fair value of securities is assumed to be equal to the estimated market value of securities provided in Note 3. The fair value of obligations related to securities sold short is assumed to be equal to their book value as they are carried at market value. These market values are based on quoted prices, when available. When a quoted price is not readily available, market values are estimated using quoted market prices of similar securities, or other valuation techniques.

CONSOLIDATED FINANCIAL STATEMENTS

     The estimated fair value of loans reflects changes in the general level of interest rates that have occurred since the loans were originated. The particular valuation methods used are as follows:

—	For loans to designated emerging markets, fair value is based on quoted market prices.

—	For floating rate loans, fair value is assumed to be equal to book value as the interest rates on these loans automatically reprice to market.

—	For all other loans, fair value is determined by discounting the expected future cash flows of these loans at market rates for loans with similar terms and risks.

     The fair values of deposits payable on demand or after notice or floating rate deposits payable on a fixed date are assumed to be equal to their carrying values. The estimated fair values of fixed-rate deposits payable on a fixed date are determined by discounting the contractual cash flows, using market interest rates currently offered for deposits with similar terms and risks.

     The fair value of subordinated debentures is determined by reference to current market prices for debt with similar terms and risks.

b) Interest rate risk

The following table summarizes carrying amounts of balance sheet assets, liabilities and equity, and off-balance sheet financial instruments in order to arrive at the Bank’s interest rate gap based on the earlier of contractual repricing or maturity dates. To arrive at the Bank’s view of its effective interest rate gap, adjustments are made to factor in expected mortgage and loan repayments based on historical patterns, and to reclassify the Bank’s trading instruments to the immediately rate-sensitive category.

As at October 31, 2004	Immediately	Within	Three to	One to	Over	Non-rate
($ millions)	rate sensitive(1)	3 months	12 months	5 years	5 years	sensitive		Total
Cash resources	$1,325	$10,788	$862	$16	$—	$4,164		$17,155
Investment securities	475	3,111	1,752	4,696	2,823	2,860	(2)	15,717
Trading securities	—	4,468	3,162	8,193	5,264	21,969		43,056
Loans	24,704	69,722	20,469	54,371	2,998	(496	)(3)	171,768
Other assets	—	—	—	—	—	31,516	(4)	31,516

Total assets	26,504	88,089	26,245	67,276	11,085	60,013		279,212

Deposits	23,168	100,687	25,657	36,372	608	8,704		195,196
Obligations related to securities sold under repurchase agreements	—	17,453	1,975	—	—	—		19,428
Obligations related to securities sold short	—	997	170	2,712	2,944	762		7,585
Subordinated debentures	—	—	260	1,855	500	—		2,615
Other liabilities	—	—	—	—	—	39,153	(4)	39,153
Shareholders’ equity	—	—	—	—	—	15,235	(4)	15,235

Total liabilities and shareholders’ equity	23,168	119,137	28,062	40,939	4,052	63,854		279,212

On-balance sheet gap	3,336	(31,048)	(1,817)	26,337	7,033	(3,841)		—
Off-balance sheet gap	—	2,733	(2,079)	(857)	203	—		—

Interest rate sensitivity gap based on contractual repricing	3,336	(28,315)	(3,896)	25,480	7,236	(3,841)		—
Adjustment to expected repricing	1,387	31,187	(602)	(10,484)	(5,852)	(15,636)		—
Total interest rate sensitivity gap	$4,723	$2,872	$(4,498)	$14,996	$1,384	$(19,477)		$—
Cumulative gap	4,723	7,595	3,097	18,093	19,477	—		—

As at October 31, 2003
Total interest rate sensitivity gap	$20,790	$(22,006)	$(1,293)	$21,603	$3,225	$(22,319)		$—
Cumulative gap	20,790	(1,216)	(2,509)	19,094	22,319	—		—

(1)	Represents those financial instruments whose interest rates change concurrently with a change in the underlying interest rate basis, for example, prime rate loans.

(2)	This includes financial instruments such as common shares, non-term preferred shares, and shares in associated corporations.

(3)	This includes net impaired loans and the general allowance.

(4)	This includes non-financial instruments.

The tables on the following page summarize average effective yields, by the earlier of the contractual repricing or maturity dates, for the following on-balance sheet rate-sensitive financial instruments (these rates are shown before and after adjusting for the impact of related derivatives used by the Bank for asset/liability risk management purposes).

CONSOLIDATED FINANCIAL STATEMENTS

Average effective yields by the earlier of the contractual repricing or maturity dates:

	Unadjusted						Adjusted

	Immediately	Within	Three to	One to	Over
As at October 31, 2004	rate sensitive	3 months	12 months	5 years	5 years	Total	Total(1)
Cash resources	1.2%	3.2%	4.0%	4.0%	—%	3.0%	3.0%
Investment securities(2)	3.2	5.7	5.2	4.5	6.6	5.3	5.2
Trading securities	—	3.2	5.5	4.5	5.6	4.6	4.6
Loans(3)	5.4	4.3	5.4	6.1	8.6	5.2	5.2
Deposits(4)	1.6	2.5	2.6	2.9	4.8	2.5	2.6
Obligations related to securities sold under repurchase agreements(4)	—	4.2	4.2	—	—	4.2	4.2
Obligations related to securities sold short	—	2.5	2.7	3.5	4.9	3.9	3.9
Subordinated debentures(4)	—	—	2.1	6.2	8.6	6.3	5.0

	Unadjusted						Adjusted

	Immediately	Within	Three to	One to	Over
As at October 31, 2003	rate sensitive	3 months	12 months	5 years	5 years	Total	Total(1)
Cash resources	1.9%	2.2%	3.6%	1.4%	—%	2.4%	2.4%
Investment securities(2)	2.7	4.1	5.8	5.3	6.4	5.2	5.1
Trading securities	—	4.6	3.3	3.4	5.1	4.2	4.2
Loans(3)	6.3	4.2	5.3	6.2	7.3	5.3	5.3
Deposits(4)	2.3	2.0	2.8	4.3	4.7	2.5	2.5
Obligations related to securities sold under repurchase agreements(4)	—	2.5	6.9	—	—	2.7	2.7
Obligations related to securities sold short	—	2.6	2.7	3.2	5.1	4.1	4.1
Subordinated debentures(4)	—	—	1.5	6.4	7.5	6.2	4.1

(1)	After adjusting for the impact of related derivatives.

(2)	Yields are based on book values and contractual interest or stated dividend rates adjusted for amortization of premiums and discounts. Yields on tax-exempt securities have not been computed on a taxable equivalent basis.

(3)	Yields are based on book values, net of allowance for credit losses, and contractual interest rates, adjusted for the amortization of any deferred income.

(4)	Yields are based on book values and contractual interest rates.

c) Credit exposure

The following table summarizes the credit exposure of the Bank to businesses and governments, net of the allowance for credit losses.

	2004				2003
	Loans and	Derivative	Other
As at September 30 ($ millions)	acceptances(1)	instruments(2)	exposures(3)	Total	Total
By sector:
Resource and manufacturing, excluding automotive	$18,018	$680	$4,155	$22,853	$24,162
Finance and government	9,178	12,880	4,800	26,858	27,115
Other	36,158	1,783	7,267	45,208	53,447

Total	$63,354	$15,343	$16,222	$94,919	$104,724

General allowance(2)(4)				1,355	1,457

				$93,564	$103,267

By geography(5):
Canada	$28,737	$6,621	$5,389	$40,747	$41,266
United States	9,757	3,828	7,756	21,341	26,453
Other International	24,860	4,894	3,077	32,831	37,005

Total	$63,354	$15,343	$16,222	$94,919	$104,724

General allowance(2)(4)				1,355	1,457

				$93,564	$103,267

(1)	Excludes securities purchased under resale agreements.

(2)	Derivative instruments and general allowance are as at October 31.

(3)	Comprises guarantees and letters of credit.

(4)	The remaining $20 (2003 — $18) of the $1,375 (2003 — $1,475) general allowance relates to loans other than business and government loans.

(5)	Geographic segmentation is based upon the location of the ultimate risk of the credit exposure.

CONSOLIDATED FINANCIAL STATEMENTS

d) Anticipatory hedges

In its normal course of business, the Bank may decide to hedge anticipatory transactions such as future foreign revenues and expenses and planned deposit campaigns. As at October 31, 2004, and 2003, there were no material anticipatory hedges outstanding.

22. Derivative instruments

a) Notional amounts

The following table provides the aggregate notional amounts of off-balance sheet derivative instruments outstanding by type and segregated between those used by the Bank in its dealer capacity (Trading) and those used in the Bank’s asset/liability risk management process (ALM). The notional amounts of these contracts represent the derivatives volume outstanding and do not represent the potential gain or loss associated with the market risk or credit risk of such instruments. The notional amounts represent the amount to which a rate or price is applied to determine the amount of cash flows to be exchanged. Other derivative contracts — other includes precious metals other than gold, and base metal derivatives.

	2004			2003
As at October 31 ($ millions)	Trading	ALM	Total	Trading	ALM	Total
Interest rate contracts
Exchange-traded:
Futures	$45,226	$14,744	$59,970	$53,630	$29,335	$82,965
Options purchased	14,838	—	14,838	15,561	—	15,561
Options written	4,454	—	4,454	2,571	129	2,700

	64,518	14,744	79,262	71,762	29,464	101,226

Over-the-counter:
Forward rate agreements	45,628	14,440	60,068	67,250	23,343	90,593
Swaps	388,839	83,436	472,275	410,343	73,739	484,082
Options purchased	31,714	4,601	36,315	37,131	1,954	39,085
Options written	39,317	914	40,231	46,668	1,387	48,055

	505,498	103,391	608,889	561,392	100,423	661,815

Total	$570,016	$118,135	$688,151	$633,154	$129,887	$763,041

Foreign exchange and gold contracts
Exchange-traded:
Futures	$2,964	$—	$2,964	$2,684	$—	$2,684
Options purchased	14	—	14	69	—	69
Options written	3	—	3	145	—	145

	2,981	—	2,981	2,898	—	2,898

Over-the-counter:
Spot and forwards	177,699	5,391	183,090	177,165	10,067	187,232
Swaps	41,217	11,429	52,646	40,529	11,728	52,257
Options purchased	2,896	—	2,896	3,337	—	3,337
Options written	2,831	—	2,831	3,018	—	3,018

	224,643	16,820	241,463	224,049	21,795	245,844

Total	$227,624	$16,820	$244,444	$226,947	$21,795	$248,742

Other derivative contracts
Equity: over-the-counter	$20,471	$2,770	$23,241	$17,268	$3,330	$20,598
Credit: over-the-counter	17,875	940	18,815	15,051	2,301	17,352
Other	2,583	31	2,614	2,912	—	2,912

Total	$40,929	$3,741	$44,670	$35,231	$5,631	$40,862

Total notional amounts outstanding	$838,569	$138,696	$977,265	$895,332	$157,313	$1,052,645

CONSOLIDATED FINANCIAL STATEMENTS

b) Remaining term to maturity

The following table summarizes the remaining term to maturity of the notional amounts of the Bank’s derivative instruments by type:

	Within	One to	Over
As at October 31, 2004 ($ millions)	1 year	5 years	5 years	Total
Interest rate contracts
Futures	$41,085	$18,885	$—	$59,970
Forward rate agreements	59,553	515	—	60,068
Swaps	183,124	217,656	71,495	472,275
Options purchased	34,294	15,789	1,070	51,153
Options written	24,370	17,573	2,742	44,685

	342,426	270,418	75,307	688,151

Foreign exchange and gold contracts
Futures	2,253	711	—	2,964
Spot and forwards	169,124	13,097	869	183,090
Swaps	9,590	28,552	14,504	52,646
Options purchased	2,328	582	—	2,910
Options written	2,369	465	—	2,834

	185,664	43,407	15,373	244,444

Other derivative contracts
Equity	17,485	5,603	153	23,241
Credit	5,474	13,081	260	18,815
Other	2,407	207	—	2,614

	25,366	18,891	413	44,670

Total	$553,456	$332,716	$91,093	$977,265

	Within	One to	Over
As at October 31, 2003 ($ millions)	1 year	5 years	5 years	Total
Interest rate contracts
Futures	$65,704	$17,261	$—	$82,965
Forward rate agreements	89,707	886	—	90,593
Swaps	203,954	214,751	65,377	484,082
Options purchased	29,380	23,792	1,474	54,646
Options written	24,394	23,954	2,407	50,755

	413,139	280,644	69,258	763,041

Foreign exchange and gold contracts
Futures	2,130	554	—	2,684
Spot and forwards	172,484	13,468	1,280	187,232
Swaps	17,025	23,543	11,689	52,257
Options purchased	2,637	769	—	3,406
Options written	2,438	725	—	3,163

	196,714	39,059	12,969	248,742

Other derivative contracts
Equity	16,834	3,722	42	20,598
Credit	2,976	13,910	466	17,352
Other	2,665	247	—	2,912

	22,475	17,879	508	40,862

Total	$632,328	$337,582	$82,735	$1,052,645

CONSOLIDATED FINANCIAL STATEMENTS

c) Credit risk

As with on-balance sheet assets, derivative instruments are subject to credit risk. Credit risk arises from the possibility that counterparties may default on their obligations to the Bank. However, whereas the credit risk of on-balance sheet assets is represented by the principal amount net of any applicable allowance for credit losses, the credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument. Derivative contracts generally expose the Bank to credit loss if changes in market rates affect a counterparty’s position unfavourably and the counterparty defaults on payment. Accordingly, credit risk of derivatives is represented by the positive fair value of the instrument.

     Negotiated over-the-counter derivatives often present greater credit exposure than exchange-traded contracts. The net change in the exchange-traded contracts is normally settled daily in cash with the exchange. Holders of these contracts look to the exchange for performance under the contract.

     The Bank strives to limit credit risk by dealing with counterparties that it believes are creditworthy, and manages its credit risk for derivatives through the same credit risk process applied to on-balance sheet assets.

     The Bank pursues opportunities to reduce its exposure to credit losses on derivative instruments. These opportunities include entering into master netting arrangements with counterparties. The credit risk associated with favourable contracts is eliminated by a master netting arrangement to the extent that unfavourable contracts with the same counterparty are not settled before favourable contracts.

The following table summarizes the credit exposure of the Bank’s derivatives. The credit risk amount (CRA) represents the estimated replacement cost, or positive fair value, for all contracts without taking into account any master netting or collateral arrangements that have been made. The CRA does not reflect actual or expected losses.

     The credit equivalent amount (CEA) is the CRA plus an add-on for potential future exposure. The add-on amount is based on a formula prescribed in the Capital Adequacy Guideline of the Superintendent. The risk-weighted balance is the CEA multiplied by counterparty risk factors prescribed by this Guideline. Other derivative contracts — other includes precious metals other than gold, and base metal derivatives.

	2004				2003
				Credit
		Credit risk	Potential	equivalent	Risk-	Credit risk	Risk-
	Notional	amount	future	amount	weighted	amount	weighted
	amount	(CRA)	exposure	(CEA)	balance	(CRA)	balance
As at October 31 ($ millions)		(a)	(b)	(a) + (b)
Interest rate contracts
Futures	$59,970	$—	$—	$—	$—	$—	$—
Forward rate agreements	60,068	31	3	34	13	26	6
Swaps	472,275	5,974	1,935	7,909	1,829	7,624	2,179
Options purchased	51,153	366	94	460	108	530	167
Options written	44,685	—	—	—	—	—	—

	688,151	6,371	2,032	8,403	1,950	8,180	2,352

Foreign exchange and gold contracts
Futures	2,964	—	—	—	—	—	—
Spot and forwards	183,090	4,757	2,218	6,975	2,076	4,744	2,065
Swaps	52,646	3,437	2,612	6,049	1,644	2,786	1,270
Options purchased	2,910	93	52	145	52	126	71
Options written	2,834	—	—	—	—	—	—

	244,444	8,287	4,882	13,169	3,772	7,656	3,406

Other derivative contracts
Equity	23,241	408	1,420	1,828	564	258	477
Credit	18,815	139	880	1,019	289	209	279
Other	2,614	138	187	325	118	52	97

	44,670	685	2,487	3,172	971	519	853

Total derivatives	$977,265	$15,343	$9,401	$24,744	$6,693	$16,355	$6,611

Less: impact of master netting agreements		8,039	3,494	11,533	2,745	9,619	3,173

Total		$7,304	$5,907	$13,211	$3,948	$6,736	$3,438

d) Fair value

Fair values of exchange-traded derivatives are based on quoted market prices. Fair values of over-the-counter (OTC) derivatives are determined using pricing models, which take into account current market and contractual prices of the underlying instruments, as well as time value and yield curve or volatility factors underlying the positions.

     Trading derivatives are subject to a further valuation adjustment, determined on a portfolio basis, to cover future risks and related costs.

CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the fair value of derivatives segregated by type and segregated between trading and those derivatives used in the Bank’s asset/liability risk management process (ALM).

	2004		2004		2003
	Average fair value(1)		Year-end fair value		Year-end fair value
As at October 31 ($ millions)	Favourable	Unfavourable	Favourable	Unfavourable	Favourable	Unfavourable
Trading
Interest rate contracts
Forward rate agreements	$20	$25	$26	$14	$18	$30
Swaps	6,538	5,734	5,554	4,742	7,159	6,068
Options	452	575	345	452	520	686

	7,010	6,334	5,925	5,208	7,697	6,784

Foreign exchange and gold contracts
Forwards	3,968	3,876	4,701	4,668	4,704	4,624
Swaps	2,323	2,116	3,048	2,861	2,435	2,203
Options	109	145	93	129	126	181

	6,400	6,137	7,842	7,658	7,265	7,008

Other derivative contracts
Equity	198	652	172	795	134	711
Credit	204	254	121	237	160	196
Other	160	139	138	156	52	59

	562	1,045	431	1,188	346	966

Trading derivatives’ market valuation	$13,972	$13,516	$14,198	$14,054	$15,308	$14,758

ALM (2)
Interest rate contracts
Forward rate agreements			$5	$5	$8	$7
Swaps			420	486	465	781
Options			21	—	10	—

			446	491	483	788

Foreign exchange and gold contracts
Forwards			56	189	40	139
Swaps			389	1,197	351	1,165
Options			—	—	—	—

			445	1,386	391	1,304

Other derivative contracts
Equity			236	6	124	22
Credit			18	8	49	3
Other			—	—	—	—

			254	14	173	25

Total ALM derivatives’ market valuation			$1,145	$1,891	$1,047	$2,117

Total gross fair values before netting			$15,343	$15,945	$16,355	$16,875

Less: impact of master netting agreements			8,039	8,039	9,619	9,619

Total derivatives’ market valuation			$7,304	$7,906	$6,736	$7,256

(1)	The average fair value of trading derivatives’ market valuation for the year ended October 31, 2003 are: favourable $16,422 and unfavourable $15,944. Average fair value amounts are based on month-end balances.

(2)	The changes in the fair values of these derivative financial instruments wholly or partially offset the changes in the fair values of related on-balance sheet financial instruments, specific firm commitments or forecasted transactions.

23. Argentine charges

In the first quarter of fiscal 2002, a significant provision for credit losses and other charges were recorded against the Bank’s operations in Scotiabank Quilmes and against cross-border Argentine risk, as a result of the extraordinary political and economic upheaval in Argentina.

     In September 2002, Scotiabank Quilmes ceased operations following the finalization of arrangements with the Argentine financial authorities and other private sector institutions. Based on these arrangements, certain deposits were transferred to the government along with an equivalent amount of sovereign loans. The remaining assets and liabilities were assumed by other local financial institutions or placed in an Argentine liquidating trust.

     In the fourth quarter of 2002, as the Bank no longer had control of Scotiabank Quilmes, the remaining assets, liabilities and results of operations ceased to be consolidated. At the same time, a loss on disposal was recorded in non-interest expenses of the Consolidated Statement of Income in the International segment. In addition, the Bank recorded an income tax recovery related to the disposal of its investment in Scotiabank Quilmes.

     In fiscal 2003, the Bank continued to reduce its remaining cross-border Argentine risk through loan sales and repayments, resulting in a $64 million recovery of the specific provision for credit losses for these loans. As well, the Bank recorded a net loss on its Argentine securities of $19 million and $31 million charge for a settlement with creditors of Scotiabank Quilmes.

CONSOLIDATED FINANCIAL STATEMENTS

Information on the provision and charges (recovery) recorded in 2003 and 2002 against the Bank’s operations in Scotiabank Quilmes and against cross-border Argentine risk assets is provided in the table below:

($ millions)	2003	2002
Provision for (recovery of) credit losses	$(64)	$454
Other income:
Loss on securities	19	20
Trading revenues	—	(4)
Other(1)	—	87
Non-interest expenses:
Loss on disposal of subsidiary operations	31	237 (2)

Total provision and charges (recovery) before income taxes	(14)	794
Provision for (recovery of) income taxes	3	(254)

Total provision and charges (recovery)	$(11)	$540

(1)	Reflects the loss from pesofication (impact of converting U.S. dollar-denominated assets and liabilities to Argentine pesos at different and non-market rates, as mandated by the Argentine government).

(2)	Loss on disposal of subsidiary operations in 2002 is net of a $95 foreign exchange gain, which was transferred from cumulative foreign currency translation in the Consolidated Balance Sheet. This foreign exchange gain primarily offsets the foreign exchange loss from the devaluation of the Argentine peso on the allowance for credit losses established in the first quarter of 2002.

In fiscal 2004, there have been some legal actions launched against the Bank in connection with certain obligations of Scotiabank Quilmes. In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be; however, based upon current knowledge, management does not believe that liabilities, if any, arising from these actions will have a material adverse effect on the Bank’s consolidated financial position.

24. Acquisitions

a) Grupo Financiero Scotiabank Inverlat, Mexico

On April 30, 2003, the Bank increased its ownership in Grupo Financiero Scotiabank Inverlat to 91%. The purchase price for the additional 36% was $465 million, which was paid in cash. This transaction resulted in increases in goodwill of $62 million, other intangible assets of $16 million, and net positive fair value adjustments to other assets of $12 million, as well as a reduction in non-controlling interest in subsidiaries of $375 million.

     On March 23, 2004, the Bank paid an additional $59 million in cash to increase its ownership in Inverlat to 97%. No goodwill or other intangible assets were recognized on this transaction.

b) Dominican Republic

In the third quarter of 2003, the Bank entered into an agreement to acquire or lease 39 branch locations from Banco Intercontinental in the Dominican Republic for $32 million, with the option to purchase selected credit card, personal and commercial loans. In the fourth quarter of that same year, the Bank acquired part of their credit card portfolio for $20 million.

25. Sale of business

Effective October 31, 2002, the Bank sold its merchant acquirer and smart-card point-of-sale business to Paymentech Canada. The sale included debit and credit card payment services and smart-card programs offered to merchants across Canada. As a result of this transaction, a gain of $99 million, net of associated expenses, was recorded in 2002 in other income — other in the Consolidated Statement of Income. In 2004, $5 million (2003 — $7 million) of additional sales consideration was earned by the Bank. Additional revenue may be earned in future periods.

CONSOLIDATED FINANCIAL STATEMENTS

26. Reconciliation of Canadian and United States generally accepted accounting principles (GAAP)

The consolidated financial statements of the Bank have been prepared in accordance with Canadian GAAP. The significant measurement differences between Canadian and U.S. GAAP affecting the consolidated financial statements are as follows:

Reconciliation of net income and shareholders’ equity

	Net income			Shareholders’ equity
For the year ended October 31
($ millions)	2004	2003	2002	2004	2003	2002
Net income and shareholders’ equity based on Canadian GAAP	$2,931	$2,477	$1,797	$15,235	$14,614	$14,777
Employee future benefits (a)	1	31	3	5	(19)	(25)
Restructuring costs (b)	(23)	(4)	(9)	3	26	30
Transfers of loans (c)	(21)	(32)	(55)	26	47	79
Derivative instruments and hedging activities (d)	60	248	(347)	(32)	(88)	(253)
Unrealized gains (losses) on securities reclassified as trading (d)	55	7	(24)	17	(21)	(28)
Conversion of loans into debt securities (e)	39	1	18	(39)	(32)	14
Available-for-sale securities (e)	81	95	(229)	1,278	925	151
Computer software (f)	(29)	14	22	81	110	96
Non-controlling interest in net income of subsidiaries (g)	(16)	(16)	(16)	(250)	(250)	(250)
Goodwill and other intangibles (h)	—	—	(76)	—	—	—
Other	10	(13)	—	(1)	(11)	—
Tax effect of above differences	(42)	(74)	203	(462)	(298)	(13)
Future income taxes (k)	—	13	(13)	—	—	(13)

Net income and shareholders’ equity based on U.S. GAAP	$3,046	$2,747	$1,274	$15,861	$15,003	$14,565

Preferred dividends paid and other	(30)	(62)	(96)

Net income available to common shareholders based on U.S. GAAP	$3,016	$2,685	$1,178

Earnings per common share based on
U.S. GAAP (in dollars)(1)(2):
Basic	$2.99	$2.66	$1.17
Diluted	$2.94	$2.62	$1.15

(1)	Amounts have been retroactively adjusted to reflect the stock dividend paid April 28, 2004, of one common share for each issued and outstanding common share. The stock dividend had the same effect as a two-for-one stock split.

(2)	Earnings per share calculations are based on full dollar and share amounts.

(a) Employee future benefits

Canadian and U.S. accounting standards for employee future benefits are substantially consistent; however, there continues to be a difference in the charge to income between Canadian and U.S. GAAP, principally due to differences in the amortization of the transitional amounts resulting from differing adoption dates of those standards, and differences in the treatment of the pension valuation allowance.

     Canadian GAAP requires recognition of a pension valuation allowance for any excess of the prepaid benefit expense over the expected future benefit. Changes in the pension valuation allowance are recognized in the Consolidated Statement of Income. U.S. GAAP does not permit recognition of a pension valuation allowance.

     U.S. GAAP requires the excess of any unfunded accumulated benefit obligation (with certain other adjustments) to be reflected as an additional minimum pension liability in the U.S. GAAP Consolidated Balance Sheet with an offsetting adjustment to intangible assets to the extent of unrecognized prior service costs, with the remainder recorded in other comprehensive income.

(b) Restructuring costs

Under Canadian GAAP, restructuring costs incurred for activities initiated prior to April 1, 2003, were accrued as liabilities provided that a restructuring plan detailing all major actions to be taken had been approved by an appropriate level of management, and significant changes to the plan were not likely. Under U.S. GAAP, for activities initiated prior to January 1, 2003, additional criteria were required to have been met prior to accrual, including that certain restructuring costs be incurred within one year from the date of approval of the restructuring plan; the accruals recorded under Canadian GAAP for certain planned restructuring costs not incurred within the one-year time limit are reversed under U.S. GAAP and the costs are expensed as incurred. For restructuring costs incurred for activities initiated after March 31, 2003, Canadian and U.S. GAAP are consistent.

(c) Transfers of loans through securitizations

Effective July 1, 2001, the Bank adopted a new Canadian accounting guideline for transfers of loans on a prospective basis. This guideline is consistent with the U.S. standard for transfers of loans adopted on April 1, 2001.

     Prior to the adoption of the new Canadian guideline, transfers of loans were treated as sales under Canadian GAAP when the significant risks and rewards of ownership were transferred. Gains on transfers of loans were recognized immediately, unless there was recourse to the Bank in excess of expected losses, in which case the gains were considered unrealized and deferred until they were collected in cash and there was no recourse to that cash. Under U.S. GAAP, gains on transfers of loans that qualify as sales are recognized in income at the time of sale. There will continue to be differences in Canadian and U.S.

CONSOLIDATED FINANCIAL STATEMENTS

GAAP income until the deferred gains related to assets securitized prior to July 1, 2001 have all been recognized in Canadian GAAP income.

     Prior to the harmonization of Canadian and U.S. GAAP, some transfers of assets did not qualify for sale accounting under U.S. GAAP. These transfers have been accounted for as secured lending arrangements under U.S. GAAP. This results in the assets remaining on the U.S. GAAP Consolidated Balance Sheet and in the net spread being recognized in U.S. GAAP income over the term of the loans rather than immediate recognition of a gain.

(d) Derivative instruments and hedging activities

Under Canadian GAAP, the Bank accounts for derivative instruments held for asset/liability management purposes on an accrual basis if they qualify for hedge accounting. Derivative instruments held for asset/liability management purposes which do not meet hedge accounting criteria and those held for trading purposes are accounted for at fair value with changes in fair value recognized in income.

     The Bank adopted a new U.S. accounting standard on accounting for derivative instruments and hedging activities effective November 1, 2000. This standard requires all derivative instruments to be recognized at fair value in the Consolidated Balance Sheet. U.S. GAAP restricts the types of transactions that qualify for hedge accounting and contains guidance on measuring hedge effectiveness. The change in fair value of a derivative instrument designated as a fair value hedge is offset in U.S. GAAP income against the change in the fair value of the hedged item relating to the hedged risk. The change in fair value of a derivative instrument designated as a cash flow hedge is recorded in other comprehensive income until the revenues or expenses relating to the hedged item are recorded in income. Hedge ineffectiveness and changes in the fair value of derivative instruments that do not qualify as hedges are recognized in income as they arise. The Bank has recorded an after-tax loss of $17 million (2003 — after-tax loss of $19 million; 2002 — after-tax loss of $7 million), which represents the ineffective portion of fair value hedges. Prior to 2004, certain foreign currency funding transactions that were designated as hedges for Canadian GAAP did not meet the strict U.S. GAAP hedge criteria. Therefore, the change in the fair value of these transactions has been recognized in U.S. GAAP income.

     U.S. GAAP also requires derivative instruments embedded in financial instruments that are not clearly and closely related to their host instrument to be separated and recorded at their fair value. If an embedded derivative cannot be separated, the entire financial instrument is recorded at fair value. Certain securities with embedded derivatives were reclassified from available-for-sale to trading securities. Under Canadian GAAP, these securities are classified as investment securities.

     The Bank has fair value hedges of interest rate risk relating to its subordinated debentures and available-for-sale securities in addition to cash flow hedges of its variable rate instruments. The Bank expects to reclassify $10 million (2003 — $(11) million; 2002 — $(17) million) of after-tax gains/(losses) from accumulated other comprehensive income to earnings as a result of its cash flow hedges within the next twelve months. As at October 31, 2004, 2003 and 2002, the maximum term of cash flow hedges was less than 10 years, 10 years and 5 years, respectively.

     On November 21, 2002, the Bank adopted new U.S. GAAP guidance on accounting for derivative contracts held for trading purposes. Under the new guidance, the unrealized gain or loss arising at the inception of a derivative transaction is recognized in U.S. GAAP income only when the fair value of the derivative is obtained from a quoted market price, supported by comparison to other observable market transactions, or based upon a valuation technique incorporating observable market data. The adoption of the new guidance did not have a material impact on the U.S. GAAP results of the Bank.

(e) Securities

U.S. GAAP requires securities to be classified as either trading, held to maturity or available for sale. The Bank has classified all investment securities as available for sale under U.S. GAAP (other than those reclassified to trading on adoption of the U.S. accounting standard on derivative instruments and hedging activities as discussed in (d) above), which are carried on the Consolidated Balance Sheet at their fair value. Other-than-temporary declines in the fair value of available-for-sale securities are recognized in U.S. GAAP income based on market values; declines in fair values are generally presumed to be other than temporary if they have persisted over several quarters. Both investment securities and trading securities are required to be accounted for on a trade date basis in the Consolidated Statement of Income and Consolidated Balance Sheet.

     Under U.S. GAAP, unrealized gains and losses on available-for-sale securities, net of related income taxes, are recorded in other comprehensive income until realized, except for the unrealized gains and losses on hedged available-for-sale securities, which are recorded in U.S. GAAP income.

     Under Canadian GAAP, securities are classified as either trading or investment. The Bank carries investment securities at amortized cost. Other-than-temporary declines in the value of investment securities are recorded in income based on net realizable values; declines in fair values are generally presumed to be other than temporary if conditions indicating impairment have persisted for a more prolonged period of time than under U.S. GAAP. Investment securities and trading securities are accounted for on a settlement date basis in the Consolidated Balance Sheet and on a trade date basis in the Consolidated Statement of Income.

     Under Canadian GAAP, debt securities acquired in a loan restructuring prior to May 1, 2003 were recorded at net book value. Under U.S. GAAP, the debt securities are recorded at their fair value with the difference between the carrying value of the loans and the fair value of the debt securities acquired recorded in income. For debt securities acquired in a loan restructuring after April 30, 2003, Canadian and U.S. GAAP are consistent.

(f) Computer software

U.S. GAAP requires qualifying software costs to be capitalized and depreciated over the useful life of the software. Prior to November 1, 2003, these costs were expensed as incurred under Canadian GAAP. For software costs incurred after November 1, 2003, Canadian and U.S. GAAP are consistent.

(g) Non-controlling interest in net income of subsidiaries

On the U.S. GAAP Consolidated Balance Sheet, the preferred shares issued by Scotia Mortgage Investment Corporation, a wholly-owned subsidiary of the Bank, are presented as non-controlling interests. The net income applicable to these non-controlling interests is reflected as a reduction of U.S. GAAP income. Under Canadian GAAP, the Bank includes these preferred shares within the total preferred shares of the Bank in the Consolidated Balance Sheet and the related dividends are reflected as a reduction of net income available to common shareholders.

(h) Goodwill and other intangible assets

Effective November 1, 2001, the Bank adopted the new Canadian and U.S. accounting standards for goodwill and other intangible assets without restatement of prior periods. These standards are substantially consistent except that any transitional impairment charge on the date of adoption is recognized as a charge to opening retained earnings under Canadian GAAP and as a cumulative adjustment to income under U.S. GAAP. On adoption of the new standard, a charge to U.S. GAAP income of $76 million was recognized ($0.07 per share, basic and diluted).

CONSOLIDATED FINANCIAL STATEMENTS

(i) Guarantees

Effective February 2003, the Bank adopted a Canadian guideline on disclosure of guarantees, as set out in Note 20. The U.S. standard is consistent with this Canadian guideline, except that it also requires recognition of a liability for the fair value of the obligation assumed at the inception of the arrangement for guarantees issued or modified after December 31, 2002.

     The fair value under U.S. GAAP for guarantees at October 31, 2004 amounted to $93 million (2003 — $78 million). This amount excludes derivative instruments meeting the definition of guarantees, the fair values of which are included in the amounts disclosed in Note 22.

(j) Variable interest entities (VIEs)

In January 2003, a new U.S. standard on the accounting for VIEs was issued and revised in December 2003. This standard is substantially consistent with the new Canadian guideline. Under U.S. GAAP, VIEs created after January 31, 2003 are required to be consolidated where the Bank is the primary beneficiary; there is no material measurement difference between Canadian and U.S. GAAP affecting the consolidated financial statements as a result of this requirement. For the remaining VIEs, the accounting on a U.S. GAAP basis is effective October 31, 2004. The impact on the Consolidated Balance Sheet of adopting this U.S. GAAP standard is the same as the expected impact under Canadian GAAP disclosed in Note 2. Under Canadian GAAP, VIEs are required to be consolidated effective November 1, 2004.

(k) Corporate income taxes

Canadian and U.S. accounting standards for corporate income taxes are substantially consistent, except that the effect of changes in income tax rates are recorded under U.S. GAAP when the rate changes are enacted in law, whereas under Canadian GAAP such amounts are recorded when the changes are considered to be substantively enacted.

(l) Non-cash collateral

Under Canadian GAAP, non-cash collateral received as part of securities lending transactions is not recognized in the Consolidated Balance Sheet. Under U.S. GAAP, collateral received for transactions where the Bank lends securities as principal is accounted for as a secured borrowing in the Consolidated Balance Sheet.

(m) Comprehensive income

U.S. GAAP requires a statement of comprehensive income to be included in the financial statements. Comprehensive income includes net income and all changes in equity, net of taxes, for the period except those resulting from investments by and distributions to shareholders. Comprehensive income also includes the foreign currency translation adjustments arising from the consolidation of subsidiaries where the functional currency is other than the reporting currency. Under Canadian GAAP, there is no current requirement to present a statement of comprehensive income and the foreign currency translation adjustments pertaining to net investments in foreign subsidiaries are presented in cumulative foreign currency translation in the Consolidated Balance Sheet.

Consolidated statement of comprehensive income

For the year ended October 31 ($ millions)	2004	2003	2002
Net income based on U.S. GAAP	$3,046	$2,747	$1,274
Other comprehensive income, net of income taxes:
Change in unrealized gains and losses on available-for-sale securities, net of hedging activities(1)	101	434	(229)
Change in unrealized foreign currency translation gains and losses(2)	(705)	(1,295)	(137	)(3)
Change in gains and losses on derivative instruments designated as cash flow hedges(4)	(8)	24	28
Change in additional minimum pension liability(5)	16	(17)	(11)

Total other comprehensive income	$(596)	$(854)	$(349)

Total comprehensive income	$2,450	$1,893	$925

Accumulated other comprehensive income

For the year ended October 31 ($ millions)	2004	2003	2002
Unrealized gains and losses on available-for-sale securities, net of hedging activities	$1,071	$970	$536
Unrealized foreign currency translation gains and losses	(1,897)	(1,192)	103
Derivative instruments	(26)	(18)	(42)
Additional minimum pension liability	(12)	(28)	(11)

Total accumulated other comprehensive income	$(864)	$(268)	$586

(1)	Net of income tax expense of $115 (2003 — expense of $199; 2002 — benefit of $121).

(2)	Net of income tax benefit of $1 (2003 — expense of $25; 2002 — expense of $5).

(3)	Refer to footnotes (2) and (3) of the Consolidated Statement of Changes in Shareholders’ Equity.

(4)	Net of income tax expense of $1 (2003 — expense of $13; 2002 — expense of $20).

(5)	Net of income tax expense of $7 (2003 — benefit of $8; 2002 — benefit of $5).

CONSOLIDATED FINANCIAL STATEMENTS

Stock-based compensation — Pro-forma disclosures

For U.S. GAAP purposes, the Bank accounted for stock options issued prior to November 1, 2002 using the intrinsic-value-based method, which did not result in a compensation expense to the Bank. Effective November 1, 2002, the Bank commenced expensing the fair value of stock options on a prospective basis. All stock-based compensation awards are accounted for consistently under both Canadian and U.S. GAAP subsequent to that date.

U.S. GAAP requires pro-forma disclosure of net income and earnings per share as if the fair-value-based method had been applied retroactively, as detailed below:

For the year ended October 31
($ millions)	2004	2003	2002
Net income, as reported	$3,046	$2,747	$1,274
Pro-forma fair value of stock options not previously expensed	21	32	58

Pro-forma net income	$3,025	$2,715	$1,216

Earnings per share(1)(2):
Basic, as reported	$2.99	$2.66	$1.17

Basic, pro-forma	$2.97	$2.63	$1.11

Diluted, as reported	$2.94	$2.62	$1.15

Diluted, pro-forma	$2.92	$2.59	$1.09

In determining the pro-forma disclosures above, the fair value of options granted is estimated as at the date of grant using an option pricing model. The fair value is then amortized over the vesting period. As a result of the retroactive attachment of Tandem SARs to the 2002 employee stock option grants, the 2003 and 2004 pro-forma disclosures do not reflect a fair value expense for these employee stock options. The fair value of the fiscal 2002 employee stock option grants was $7.06(1). Significant assumptions for 2002, were as follows: (i) risk-free interest rate of 5.2%; (ii) expected option life of 6 years; (iii) expected volatility of 30%; and (iv) expected dividends of 2.7%.

(1)	Amounts have been retroactively adjusted to reflect the stock dividend paid April 28, 2004, of one common share for each issued and outstanding common share. The stock dividend had the same effect as a two-for-one stock split.

(2)	Earnings per share calculations are based on full dollar and share amounts.

Condensed consolidated balance sheet

	2004				2003
As at October 31	Canadian			U.S.	Canadian			U.S.
($ millions)	GAAP	Adjustments		GAAP	GAAP	Adjustments		GAAP
Assets
Cash resources	$17,155	$94	[j]	$17,249	$20,581	$—		$20,581
Securities
Investment/Available-for-sale	15,717	5,689	[c,d,e,j]	21,406	20,293	277	[c,d,e]	20,570
Trading	43,056	79	[d,e]	43,135	42,899	674	[d,e]	43,573
Loans	171,768	3,877	[c,j]	175,645	171,667	1,630	[c]	173,297
Derivative instruments	14,198	1,456	[d,j]	15,654	15,308	1,323	[d]	16,631
Other	17,318	2,129	(1)	19,447	15,144	3,214	(5)	18,358

	$279,212	$13,324		$292,536	$285,892	$7,118		$293,010

Liabilities and shareholders’ equity
Liabilities
Deposits	$195,196	$2,736	[c,d,j]	$197,932	$192,672	$1,693	[c,d]	$194,365
Derivative instruments	14,054	2,213	[d,j]	16,267	14,758	2,318	[d]	17,076
Non-controlling interest in subsidiaries	2,280	(1,250)[g,j]		1,030	2,326	250	[g]	2,576
Other	49,832	8,933	(2)	58,765	58,861	2,383	(6)	61,244
Subordinated debentures	2,615	66	[d]	2,681	2,661	85	[d]	2,746

	$263,977	$12,698		$276,675	$271,278	$6,729		$278,007

Shareholders’ equity
Capital stock
Preferred shares	$550	$(250)[g]		$300	$800	$(250)[g]		$550
Common shares	3,229	—		3,229	3,141	—		3,141
Retained earnings	13,239	(43	)(3)	13,196	11,747	(167	)(7)	11,580
Cumulative foreign currency translation	(1,783)	1,783	[m]	—	(1,074)	1,074	[m]	—
Accumulated other comprehensive income	—	(864	)(4)	(864)	—	(268	)(8)	(268)

	$15,235	$626		$15,861	$14,614	$389		$15,003

	$279,212	$13,324		$292,536	$285,892	$7,118		$293,010

Note references refer to GAAP differences described above.

(1)	Refer to a, b, c, d, e, f, i, j, l.

(2)	Refer to a, b, c, d, e, i, j, l.

(3)	Refer to a, b, c, d, e, f.

(4)	Refer to a, d, e, m.

(5)	Refer to a, b, c, d, e, f, i, l.

(6)	Refer to a, b, c, d, e, i, l.

(7)	Refer to a, b, c, d, e, f.

(8)	Refer to a, d, e, m.